PE
9-30-02
JAN 17 2003

FIDELITY
Bancorp, Inc.

FIDELITY BANK

03004679

PROCESSED
JAN 21 2003
THOMSON
FINANCIAL

ANNUAL REPORT

2002

MISSION

FIDELITY BANK will offer its consumer and commercial customers a wide range of high quality, fairly priced products and services. The Bank will be sensitive to changing customer needs, and will adapt its products and services quickly to satisfy the desires of its client base.

MISSION STATEMENT

The Board of Directors and Management are dedicated to excellence within community banking, which is best achieved through a commitment to:

- maximizing stockholder value, thereby assuring the financial success of the independent bank franchise
- ensuring customer satisfaction by offering quality products and services that are delivered in an efficient and convenient manner
- the employment and retention of a competent and dedicated staff
- the communities served by Fidelity Bank.

CORPORATE PROFILE

FIDELITY BANCORP, INC. (the Company) is a bank holding company organized under the Pennsylvania Business Corporation Law. It was organized to operate principally as a holding company for its wholly owned subsidiary, Fidelity Bank (the Bank). The Bank is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business through eleven offices located in Allegheny and Butler counties.

TO OUR STOCKHOLDERS

FAREWELL

This is the last letter to stockholders that I will write as the chief executive officer. In late September I announced that I would retire at the end of December and surrender the title of Chief Executive Officer. I will remain on the Board of Directors as Chairman and thus continue to be involved with the Company. At the time of retirement I will have been with the Bank two months short of 48 years. I have served as CEO for about 30 years. When I began my employment with the Bank, it had assets of $3,456,000, one office, and four employees. At the end of this recent fiscal year the Company had assets of $615 million, eleven offices and 140 employees. It has been a wonderful career. The thing I liked most was all of the wonderful people I met through those years ~ the stockholders who have always been very supportive, the customers who have been very loyal to the Bank, and the Board of Directors and staff who have worked very hard to make the Company succeed.

On January 1, 2002 Rick Spencer will become the CEO of the Company and the Bank. Rick is currently the President and has been here for over 16 years, most of that time spent as the chief financial officer. When Rick started in 1986 as CFO, his first assignment was to prepare the accounting records to facilitate the conversion of the Bank from a mutual institution to a stockholder owned company. He is a hard worker and very capable of leading the Company in the future.

2001-2002

Fiscal year 2002 turned out to be much better and more profitable than we anticipated at the beginning of the year. The signs at that time seemed to indicate that the recession was ending and interest rates would stop declining and perhaps rise. Rates did not rise, but continued to fall. Additionally, the stock market remained in the doldrums. The public continued converting investments to cash and depositing those funds in the Bank. Declining interest rates made consumer borrowing very attractive. Home mortgage rates reached levels that haven't been seen for 40 years or more. Borrowers took advantage of those rates and refinanced their mortgages in record numbers. The figures showing these results are displayed elsewhere in this report.

continued on page two

STOCKHOLDER VALUE

In May of 2002 a 10% stock dividend was paid on all outstanding shares and the $.12 per share cash dividend was maintained, giving stockholders an effective 10% increase in the cash dividend. At September 30, 2002 the stock closed at $18.05. After factoring in the 10% stock dividend, this was an increase over the prior year end of more than 32%. This gave investors a total return of approximately 35% for the year. The continuation of the dramatic declines in the stock market prompted investors to look for more conservative investments. Community bank stocks came into focus and our stock benefited. The Board of Directors remains committed to taking the steps necessary to maximize stockholder value.

STRATEGIC VISION

It has long been our philosophy to satisfy the banking needs of the customers of the Bank in a friendly, efficient and knowledgeable manner. The customers have always responded positively to our approach to service quality. This approach has also been very instrumental in gaining new customers. During the past year a new customer service initiative was introduced, the goal of which is to raise service quality to a level designed to exceed customer expectations. This initiative, identified internally as the PRIDE-POSITIVE Program, will be ongoing. The goals set for the program are to increase the customer base by encouraging customers to recommend the Bank to their family members and friends.

To continue the development of our long term strategy of being a full service financial organization, The Investment Center at Fidelity Bank has continued expanding the financial services offered. The decline in the value of market investments has brought an increased number of clients to the Center to consult with our financial advisors. Also, the sale of insurance continued to grow during the past year. The types of insurance available include all disability, life and long-term care products. Additionally, property and casualty insurance for consumers and a full range of business coverage for small businesses are being made available through a full service insurance brokerage partner.

NEW SERVICES

We have begun testing a new loan-processing program. This program permits the origination of paperless loan transactions. Once the loan documents are prepared, the transaction is completed by the borrower signing the documents electronically. The borrower has a choice of receiving a paper or digital set of documents. The documents are then stored in a data-imaging file where they are immediately accessible to the loan servicing staff from their work station. The elimination of paper records is very cost effective since there is no need to file the documents. It improves office efficiency considerably.

ACQUISITIONS

Carnegie Financial Corporation, the holding company of Carnegie Savings Bank, was acquired in February, 2002. Their office located in Carnegie, a suburb of Pittsburgh, is now our 11th branch office. In July 2002 we announced that we reached an agreement to acquire First Pennsylvania Savings Association. First Pennsylvania is a single office, mutual institution located in the Troy Hill section of Pittsburgh. This new location will give us the opportunity to offer our full array of banking and other financial services to the First Pennsylvania customers and the surrounding community. The transaction is expected to close near year-end 2002.

LOOKING AHEAD

Business during the past year was very good. New deposits increased over the prior year. The increase in new loan volume over the prior year was substantial. Profitability increased despite the low level of interest rates. Net income increased approximately 23% over the prior year. Other income showed substantial growth. Loan quality remained strong. All in all, a good year. As we look forward to the coming year, we are optimistic that business will continue to grow and profitability will increase above this past year. We are committed to continue the diligent pursuit of our goals as we have through the years. Through all of the challenges that we are certain to encounter in the coming year, we will remain focused on our commitment to maximizing stockholder value while pursuing our core values of providing excellence in community banking, ensuring customer satisfaction and serving the communities in which we operate. We remain dedicated to these values which are the hallmarks that continue to define us.

Finally, I would like to recognize the Board of Directors and staff. Their commitment to the success of the Company and the creation of value for our stockholders is responsible for the results we have achieved. I thank all of them for their dedication and loyalty during this past year and through all of my prior years.

And, to you, our stockholders, I extend my gratitude for your continued support as we look forward to the coming year with confidence and enthusiasm.

Sincerely,

William L. Windisch

William L. Windisch
Chairman, Chief Executive Officer

Net Income


Dollars in Millions
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.93
3.38
4.13
3.61
4.43
1998
1999
2000
2001
2002

Earnings Per Share (Diluted)


Dollars
2.0
1.5
1.0
0.5
0.0
1.19
1.39
1.77
1.56
1.90
1998
1999
2000
2001
2002

Return on Equity


Percent
16
14
12
10
8
6
4
2
0
10.64
11.98
15.70
10.84
11.60
1998
1999
2000
2001
2002

Assets


Dollars in Millions
600
550
500
450
400
350
300
250
200
150
100
50
0
406.0
482.5
543.2
555.4
615.8
1998
1999
2000
2001
2002

Loans


Dollars in Millions
350
300
250
200
150
100
50
0
218.9
276.0
337.4
318.6
316.3
1998
1999
2000
2001
2002

Deposits


Dollars in Millions
360
350
340
330
320
310
300
290
280
270
260
250
240
261.7
269.1
290.6
313.5
351.4
1998
1999
2000
2001
2002

Cash Dividends


Dollars
.50
.40
.30
.20
.10
0
.268
.315
.331
.355
.447
1998
1999
2000
2001
2002

Stockholders' Equity


Millions of Dollars
50
40
30
20
10
0
29.0
26.0
29.6
35.3
42.6
1998
1999
2000
2001
2002

FINANCIAL CONDITION DATA

(in thousands)	2002	2001	September 30, 2000	1999	1998
Total assets	$615,805	$555,424	$543,209	$482,543	$406,044
Loans receivable, net	316,320	318,600	337,438	275,958	218,892
Mortgage-backed securities[1]	114,059	93,599	84,050	96,250	102,870
Investment securities and other earning assets[2]	154,563	118,239	95,834	90,521	69,878
Total liabilities	573,225	520,138	513,622	456,497	377,023
Savings and time deposits	351,406	313,501	290,631	269,118	261,735
Advances from FHLB and other borrowings	216,933	199,780	218,511	183,891	112,320
Stockholders' equity — substantially restricted	42,580	35,286	29,587	26,046	29,021
Number of full service offices	11	10	10	9	8

OPERATIONS DATA

(in thousands, except per share data)	2002	2001	Fiscal Years Ended September 30, 2000	1999	1998
Interest income	$36,610	$38,615	$36,477	$30,975	$28,047
Interest expense	23,083	26,659	23,932	19,229	17,364
Net interest income	13,527	11,956	12,545	11,746	10,683
Provision for loan losses	400	475	470	520	405
Net interest income after provision for loan losses	13,127	11,481	12,075	11,226	10,278
Gain (loss) on sale of investment and mortgage-backed securities, net	234	265	(3)	64	84
Writedown of investment securities	(246)	(27)	—	—	—
Gain on sale of loans	292	111	210	17	11
Service fees and other income	2,365	1,877	1,667	1,442	1,071
Operating expenses	10,070	9,112	8,333	8,153	7,315
Income before income tax provision	5,702	4,595	5,616	4,596	4,129
Income tax provision	1,276	983	1,484	1,217	1,204
Net income	$ 4,426	$ 3,612	$ 4,132	$ 3,379	$ 2,925
Diluted earnings per share[3]	$ 1.90	$ 1.56	$ 1.77	$ 1.39	$ 1.19
Cash dividends per share[3]	.447	.355	.331	.315	.268
Book value per share[3]	18.34	16.25	12.84	11.13	12.12
Average interest rate spread	2.48%	2.28%	2.64%	2.73%	2.74%
Return on average assets	.76%	.65%	.80%	.74%	.74%
Return on average stockholders' equity	11.60%	10.84%	15.70%	11.98%	10.64%
Common shares outstanding[3]	2,321,276	2,172,098	2,304,614	2,340,513	2,394,037

[1] *Consists of mortgage-backed securities classified as held-to-maturity and available-for-sale.*

[2] *Consists of interest-bearing deposits, investment securities classified as held-to-maturity and available-for-sale, and Federal Home Loan Bank stock.*

[3] *Per share and common shares outstanding amounts were restated to reflect the 10% stock dividend paid in November 2000 and May 2002.*

The Board of Directors and Stockholders
Fidelity Bancorp, Inc. and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
November 8, 2002

(in thousands, except share and per share data)	September 30, 2002	2001
ASSETS		
Cash and amounts due from depository institutions	$ 9,318	$ 7,392
Interest-earning demand deposits with other institutions	14,516	639
Investment securities held-to-maturity (market value of $41,060 and $20,653) *(Notes 2, 11, 12, 14 and 21)*	39,198	19,835
Investment securities available-for-sale (cost of $87,305 and $86,671) *(Notes 3, 12, 14 and 21)*	90,729	87,893
Mortgage-backed securities held-to-maturity (market value of $43,019 and $31,300) *(Notes 4, 12, 14 and 21)*	42,403	30,675
Mortgage-backed securities available-for-sale (cost of $70,271 and $61,934) *(Notes 5, 12, 14 and 21)*	71,656	62,924
Loans receivable, net of the allowance of $3,056 and 2,871 *(Notes 6, 8, 9, 12 and 21)*	316,320	318,600
Loans held-for-sale	1,869	344
Real estate owned, net	658	314
Federal Home Loan Bank stock, at cost *(Notes 9 and 12)*	10,120	9,872
Accrued interest receivable:		
Loans	1,384	1,569
Mortgage-backed securities	581	488
Investments and interest-earning deposits	1,746	1,376
Office premises and equipment, net *(Note 10)*	5,696	5,300
Goodwill and other intangible assets *(Note 24)*	2,711	1,863
Deferred tax assets *(Note 16)*	531	1,221
Prepaid income taxes *(Note 16)*	320	377
Prepaid expenses and sundry assets	6,049	4,742
	$615,805	$555,424
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Savings and time deposits *(Notes 11 and 21)*	$351,406	$313,501
Federal Home Loan Bank advances and other borrowings *(Notes 12 and 21)*	190,834	184,931
Guaranteed preferred beneficial interest in Company's debentures *(Note 13)*	20,250	10,250
Securities sold under agreement to repurchase *(Notes 14 and 21)*	5,849	4,599
Advance payments by borrowers for taxes and insurance	1,238	1,320
Accrued interest payable	1,923	1,808
Securities purchased, but not settled	—	2,536
Other accrued expenses and sundry liabilities	1,725	1,193
	573,225	520,138
Stockholders' Equity *(Notes 1, 16, 17, 18 and 25):*		
Common stock, $0.01 par value per share; 10,000,000 shares authorized; 2,504,563 and 2,460,285 shares issued	25	22
Treasury stock, at cost - 183,287 and 288,187 shares	(2,358)	(3,872)
Additional paid-in capital	15,458	14,789
Retained earnings — substantially restricted	26,282	22,887
Accumulated other comprehensive income, net of tax	3,173	1,460
	42,580	35,286
	$615,805	$555,424

See Accompanying Notes to Consolidated Financial Statements.

For the fiscal years ended September 30, 2002, 2001 and 2000

(in thousands, except per share data)	2002	2001	2000
Interest income:			
Loans	$24,177	$26,548	$24,241
Mortgage-backed securities	5,709	5,407	6,078
Investment securities	6,676	6,584	6,114
Deposits with other institutions	48	76	44
Total interest income	36,610	38,615	36,477
Interest expense:			
Savings and time deposits *(Note 11)*	10,592	12,941	10,949
Borrowed funds	11,460	12,694	11,959
Guaranteed preferred beneficial interest in Company's debentures *(Note 13)*	1,031	1,024	1,024
Total interest expense	23,083	26,659	23,932
Net interest income before provision for loan losses	13,527	11,956	12,545
Provision for loan losses *(Note 8)*	400	475	470
Net interest income after provision for loan losses	13,127	11,481	12,075
Other income:			
Loan service charges and fees	387	287	211
Gain (loss) on sale of investment and mortgage-backed securities, net	234	265	(3)
Writedown of investment securities	(246)	(27)	—
Gain on sale of loans	292	111	210
Deposit service charges and fees	953	658	643
Other operating income	1,025	932	813
Total other income	2,645	2,226	1,874
Operating expenses:			
Compensation, payroll taxes and fringe benefits *(Notes 18 and 19)*	6,099	5,385	4,943
Office occupancy and equipment expense	922	898	748
Depreciation and amortization	606	630	587
Federal insurance premiums	60	58	85
(Gain) loss on real estate owned, net	50	19	32
Intangible amortization	163	125	21
Other operating expenses	2,170	1,997	1,917
Total operating expenses	10,070	9,112	8,333
Income before income tax provision	5,702	4,595	5,616
Income tax provision *(Note 16)*	1,276	983	1,484
Net income	$ 4,426	$ 3,612	$ 4,132
Basic earnings per share *(Note 1)*	$ 1.96	$ 1.59	$ 1.79
Diluted earnings per share *(Note 1)*	$ 1.90	$ 1.56	$ 1.77

See Accompanying Notes to Consolidated Financial Statements.

For the fiscal years ended September 30, 2002, 2001 and 2000

(in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net of Tax	Total Stock-holders' Equity
Balance at September 30, 1999	$20	$14,305	$ (953)	$16,736	$(4,062)	$26,046
Comprehensive income:						
Net income	—	—	—	4,132	—	4,132
Other comprehensive income, net of tax of $346	—	—	—	—	671	671
Reclassification adjustment, net of tax of $2	—	—	—	—	6	6
Total comprehensive income:	—	—	—	4,132	677	4,809
Stock dividend paid *(Note 1)*	2	(2)	—	—	—	—
Stock options exercised	—	149	—	—	—	149
Cash dividends paid	—	—	—	(762)	—	(762)
Treasury stock purchased (61,710 shares)	—	—	(727)	—	—	(727)
Sale of stock through Dividend Reinvestment Plan	—	72	—	—	—	72
Balance at September 30, 2000	$22	$14,524	$(1,680)	$20,106	$(3,385)	$29,587
Comprehensive income:						
Net income	—	—	—	3,612	—	3,612
Other comprehensive income, net of tax of $2,577	—	—	—	—	5,002	5,002
Reclassification adjustment, net of tax of ($81)	—	—	—	—	(157)	(157)
Total comprehensive income:	—	—	—	3,612	4,845	8,457
Stock options exercised, including tax benefit of $17	—	207	—	—	—	207
Cash dividends paid	—	—	—	(830)	—	(830)
Treasury stock purchased (168,186 shares)	—	—	(2,286)	—	—	(2,286)
Contribution of stock to Employee Stock Ownership Plan (8,954 shares)	—	—	94	(1)	—	93
Sale of stock through Dividend Reinvestment Plan	—	58	—	—	—	58
Balance at September 30, 2001	$22	$14,789	$(3,872)	$22,887	$ 1,460	$35,286
Comprehensive income:						
Net income	—	—	—	4,426	—	4,426
Other comprehensive income, net of tax of $879	—	—	—	—	1,705	1,705
Reclassification adjustment, net of tax of $4	—	—	—	—	8	8
Total comprehensive income:	—	—	—	4,426	1,713	6,139
Stock dividend paid *(Note 1)*	2	(2)	—	—	—	—
Acquisition of Carnegie Financial Corp.	—	105	1,561	—	—	1,666
Stock options exercised, including tax benefit of $67	1	474	—	—	—	475
Cash dividends paid	—	—	—	(1,031)	—	(1,031)
Treasury stock purchased (15,000 shares)	—	—	(233)	—	—	(233)
Contribution of stock to Employee Stock Ownership Plan (12,000 shares)	—	9	186	—	—	195
Sale of stock through Dividend Reinvestment Plan	—	83	—	—	—	83
Balance at September 30, 2002	$25	$15,458	$(2,358)	$26,282	$ 3,173	$42,580

See Accompanying Notes to Consolidated Financial Statements.

For the fiscal years ended September 30, 2002, 2001 and 2000

(in thousands)	2002	2001	2000
Operating Activities:			
Net income	$ 4,426	$ 3,612	$ 4,132
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	400	475	470
(Gain) loss on real estate owned, net	50	19	32
Depreciation of premises and equipment	606	630	587
Deferred loan fee amortization	(316)	(325)	(178)
Amortization of investment and mortgage-backed securities (discounts) premiums, net	420	(2)	147
Contribution of stock to ESOP	195	93	—
Deferred income tax provision	222	259	492
Amortization of intangibles	163	125	21
Net (gain) loss on sale of investments	(168)	(257)	(7)
Net (gain) loss on sale of mortgage-backed securities	(66)	(8)	10
Writedown of investment securities	246	27	—
Loans held-for-sale originated	(18,873)	(11,154)	(1,221)
Sale of loans held-for-sale	17,627	9,684	1,230
Net gain on sale of loans	(292)	(111)	(210)
Increase in cash surrender value of life insurance policies	(646)	(166)	(140)
Increase in interest receivable	(137)	(290)	(257)
Increase (decrease) in interest payable	10	(242)	897
Increase (decrease) in accrued taxes	57	(342)	(234)
Other changes — net	(692)	(595)	(822)
Net cash provided by operating activities	3,232	1,432	4,949
Investing Activities:			
Proceeds from sales of investments available-for-sale	15,010	6,733	12,350
Proceeds from sales of mortgage-backed securities available-for-sale	4,233	11,654	1,353
Proceeds from maturities and principal repayments of investment securities available-for-sale	10,239	10,565	4,202
Proceeds from maturities and principal repayments of mortgage-backed securities available-for-sale	22,603	14,326	11,062
Purchases of investment securities available-for-sale	(23,588)	(26,505)	(9,350)
Purchases of mortgage-backed securities available-for-sale	(34,490)	(14,368)	—
Proceeds from maturities and principal repayments of investment securities held-to-maturity	1,800	2,000	—
Purchases of investment securities held-to-maturity	(19,538)	(11,879)	(6,302)
Proceeds from maturities and principal repayments of mortgage-backed securities held-to-maturity	19,310	5,920	2,884
Purchases of mortgage-backed securities held-to-maturity	(36,220)	(21,659)	(1,974)
Rescission of purchase of mortgage-backed securities held-to-maturity	2,516	—	—
Net (increase) decrease in loans	23,100	18,962	(34,909)
Sale of other loans	775	1,233	3,063
Additions to office premises and equipment	(830)	(754)	(413)
Net (purchases) sales of FHLB stock	3	892	(1,969)
Acquisition of Carnegie Financial Corp., net	143	—	—
Acquisition of Pennwood Bancorp, Inc., net	—	—	(5,411)
Sale of loans obtained in Pennwood acquisition	—	—	16,274
Sale of branches and deposits obtained in Pennwood acquisition	—	—	(14,639)
Net cash used by investing activities	$(14,934)	$(2,880)	$(23,779)

(continued)

For the fiscal years ended September 30, 2002, 2001 and 2000

(in thousands)	2002	2001	2000
Financing Activities:			
Net increase in savings and time deposits	$16,903	$22,870	$ 7,001
Proceeds from guaranteed preferred beneficial interest in subordinated debt	10,000	—	—
Debt issuance costs	(303)	—	—
Increase (decrease) in reverse repurchase agreements	1,250	(381)	1,939
Net increase (decrease) in FHLB advances and other borrowings	361	(18,350)	14,681
Cash dividends paid	(1,031)	(830)	(762)
Stock options exercised	475	207	149
Proceeds from sale of stock	83	58	72
Acquisition of treasury stock	(233)	(2,286)	(727)
Net cash provided by financing activities	27,505	1,288	22,353
Increase (decrease) in cash and cash equivalents	15,803	(160)	3,523
Cash and cash equivalents at beginning of year	8,031	8,191	4,668
Cash and cash equivalents at end of year	$23,834	$ 8,031	$ 8,191

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For the fiscal years ended September 30, 2002, 2001 and 2000

(in thousands)	2002	2001	2000
Cash paid during the year for:			
Interest on deposits and borrowings	$22,968	$26,901	$23,035
Income taxes	990	1,739	1,563

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

For the fiscal years ended September 30, 2002, 2001 and 2000

(in thousands)	2002	2001	2000
Transfer of loans to real estate owned	$ 838	$ 550	$ 330
Securities purchased, but not settled	$ —	$ 2,536	$ —
The Company purchased all of the common stock of Carnegie Financial Corporation for $3.2 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:			
Fair value of assets acquired	$29,486	$ —	$ —
Fair value of liabilities assumed	(27,265)	—	—
Common stock issued in exchange for Carnegie Financial Corporation stock	(1,666)	—	—
Cash paid for Carnegie Financial Corporation stock	(1,567)	—	—
Cash paid and liabilities assumed in excess of assets acquired	$ (1,012)	$ —	$ —
The Company purchased all of the common stock of Pennwood Bancorp, Inc. for $7,278. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:			
Fair value of assets acquired	$ —	$ —	$56,049
Fair value of liabilities assumed	—	—	(50,501)
Cash paid for Pennwood Bancorp, Inc. stock	—	—	(7,278)
Excess liabilities assumed over assets acquired	$ —	$ —	$(1,730)
The Company sold the two branch offices, and the related deposits, of Pennwood Savings Bank located in Kittanning, Pennsylvania. In conjunction with the sale:			
Assets sold	$ —	$ —	$ 769
Deposits and liabilities sold	$ —	$ —	$17,611

See Accompanying Notes to Consolidated Financial Statements.

(1) *Summary of Significant Accounting Policies*

NATURE OF OPERATIONS AND USE OF ESTIMATES ~ Fidelity Bancorp, Inc. is a bank holding company organized under the Pennsylvania Business Corporation Law. It operates principally as a holding company for its wholly-owned subsidiaries, Fidelity Bank, PaSB, a Pennsylvania-chartered, FDIC-insured state savings bank, FB Capital Trust, a statutory business trust incorporated in Delaware, and FB Statutory Trust II, a statutory business trust incorporated in Connecticut. The Bank conducts business through eleven offices in Allegheny and Butler counties.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of related revenue and expense during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION ~ The consolidated financial statements include the accounts of Fidelity Bancorp, Inc. (the Company) and its wholly-owned subsidiaries Fidelity Bank, PaSB (the Bank) and FB Capital Trust and FB Statutory Trust II (collectively referred to as the Trusts). Intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS ~ Cash and cash equivalents include cash and amounts due from depository institutions and the demand deposits portion of interest-earning deposits with other institutions.

INVESTMENT AND MORTGAGE-BACKED SECURITIES ~ The Company classifies investment securities as either: (1) Securities Held-to-Maturity – debt securities that the Company has the positive intent and ability to hold to maturity and which are reported at cost, adjusted for amortization of premium and accretion of discount on a level yield basis; (2) Trading Securities – debt and equity securities bought and held principally for the purpose of selling them in the near term and which are reported at fair value, with unrealized gains and losses included in the current period earnings; or (3) Securities Available-for-Sale – debt and equity securities not classified as either Securities Held-to-Maturity or Trading Securities and which are reported at fair value, with unrealized gains and losses, net of taxes, included as a separate component of accumulated other comprehensive income. The cost of securities sold is determined on a specific identification basis. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS ~ Loans receivable are stated at unpaid principal balances net of the allowance for loan losses, net deferred loan fees and discounts. Interest income on loans is credited to income as earned. Loans are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractual terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractual agreement, the borrower's repayment history and the fair value of collateral for certain collateral dependent loans. Management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay and that an amount less than $5,000 will be considered an insignificant shortfall. The Bank identifies and evaluates impaired loans on a loan by loan basis. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Bank's recorded investment in impaired loans over the measured value of the loans is provided for in the allowance for loan losses. The Bank considers all one-to-four family residential mortgage loans and all installment loans *(as presented in Note 6)* to be smaller homogeneous loans, which are evaluated collectively for impairment. The Bank reviews its loans for impairment on a quarterly basis.

The accrual of interest on all loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first. When interest accrual

(Note continued)

is discontinued, all unpaid accrued interest is reversed. Such interest ultimately collected is credited to income in the period of recovery or applied to reduce principal if there is sufficient doubt about the collectibility of principal. Interest accrual resumes when the loan is no longer 90 or more days past due and the borrower, in management's opinion, is able to meet payments as they become due.

The Bank is a party to financial instruments with off-balance sheet risk (commitments to extend credit) in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis using the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party.

Loan fees and certain direct loan origination costs are deferred, and the net deferred fee or cost is then recognized using the level-yield method over the contractual life of the loan as an adjustment to income. Net deferred loan fees and costs are not amortized into income when a loan is on nonaccrual.

LOANS HELD-FOR-SALE ~ Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

REAL ESTATE OWNED ~ Real estate owned consists of properties acquired through foreclosure and are recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or fair value less estimated cost to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Additional write-downs are charged to income, and the carrying value of the property reduced, when the carrying value exceeds fair value less estimated cost to sell.

PROVISIONS FOR LOSSES ~ Provisions for estimated losses on loans and real estate owned are charged to earnings in an amount that results in an allowance that represents management's best estimate of losses inherent in the loan portfolio at the balance sheet date that are probable based on management's evaluation of portfolio risk, past and expected loss experience and economic conditions.

OFFICE PREMISES AND EQUIPMENT ~ Office premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease. Office buildings are depreciated over their estimated useful life of 39 years; furniture, fixtures and equipment are depreciated over their estimated useful lives which vary between three and ten years; and land improvements are depreciated over their estimated useful life of seven years.

INTANGIBLE ASSETS ~ Intangible assets arising from purchase business combinations are amortized to expense over the periods estimated to be benefitted, which is, on a weighted average basis, 10 years. Intangible assets are reviewed annually for possible impairment or when events or changed circumstances may affect the underlying basis of the asset.

INTEREST ON SAVINGS AND OTHER DEPOSITS ~ Interest on savings deposits and certain deposits by borrowers for taxes and insurance is accrued monthly. Such interest is paid or credited in accordance with the terms of the respective accounts.

(Note continued)

(dollar amounts in thousands, except share and per share data)

INCOME TAXES ~ The Company accounts for income taxes by use of the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enacted date.

EARNINGS PER SHARE ~ Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All weighted average share and per share amounts reflect the 10% stock dividend paid on May 28, 2002 and November 28, 2000. The following table sets forth the computation of basic and diluted earnings per share:

	September 30,		
	2002	2001	2000
Basic earnings per share:			
Net income	$4,426	$3,612	$4,132
Weighted average shares outstanding	2,256,069	2,270,793	2,305,194
Earnings per share	$1.96	$1.59	$1.79
Diluted earnings per share:			
Net income	$4,426	$3,612	$4,132
Weighted average shares outstanding	2,256,069	2,270,793	2,305,194
Dilutive effect of employee stock options	72,286	51,371	29,766
Total diluted weighted average shares outstanding	2,328,355	2,322,164	2,334,960
Earnings per share	$1.90	$1.56	$1.77

Options to purchase 37,401 shares of common stock at $19.17, options to purchase 73,025 shares at prices from $14.25 to $19.17, and options to purchase 110,685 shares at prices from $12.02 to $19.17 were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive.

COMPREHENSIVE INCOME ~ The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. For the fiscal years ended September 30, 2002, 2001 and 2000, the Company's total comprehensive income was $6,139, $8,457, and $4,809, respectively.

(Note continued)

(dollar amounts in thousands, except per share data)

Total comprehensive income is comprised of net income of $4,426, $3,612 and $4,132, respectively, and other comprehensive income of $1,713, $4,845 and $677, net of tax, respectively. Other comprehensive income consists of unrealized gains and losses on investment securities and mortgage-backed securities available-for-sale.

(2) *Investment Securities Held-to-Maturity*

Investment securities held-to-maturity at September 30, 2002 and 2001 are as follows:

At September 30, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and agency obligations:				
Due beyond one year, but within five years	$ 8,180	$ 167	$ —	$ 8,347
Due beyond five years, but within ten years	4,632	115	—	4,747
Due beyond ten years	989	23	—	1,012
Municipal obligations:				
Due beyond five years, but within ten years	1,257	110	—	1,367
Due beyond ten years	16,132	769	(5)	16,896
Corporate obligations:				
Due within one year	1,000	3	—	1,003
Due beyond one year, but within five years	5,255	483	—	5,738
Due beyond five years, but within ten years	1,753	197	—	1,950
	$39,198	$1,867	$ (5)	$41,060

At September 30, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and agency obligations:				
Due beyond one year, but within five years	$ 966	$103	$ —	$ 1,069
Municipal obligations:				
Due beyond five years, but within ten years	1,257	60	—	1,317
Due beyond ten years	11,405	408	(35)	11,778
Corporate obligations:				
Due beyond one year, but within five years	3,001	130	—	3,131
Due beyond five years, but within ten years	3,206	156	(4)	3,358
	$19,835	$857	$ (39)	$20,653

At September 30, 2002, the Bank had no outstanding commitments to purchase investment securities held-to-maturity. Non-taxable interest income was $881, $456, and $295 in fiscal 2002, 2001 and 2000, respectively. There were no sales of investment securities held-to-maturity in 2002, 2001 or 2000.

(dollar amounts in thousands, except per share data)

(3) *Investment Securities Available-for-Sale*

Investment securities available-for-sale at September 30, 2002 and 2001 are as follows:

At September 30, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and agency obligations:				
Due beyond one year, but within five years	$17,094	$745	$ —	$17,839
Due beyond five years, but within ten years	3,998	115	—	4,113
Due beyond ten years	938	160	—	1,098
Municipal obligations:				
Due beyond one year, but within five years	1,384	93	—	1,477
Due beyond five years, but within ten years	949	92	—	1,041
Due beyond ten years	33,706	1,236	(13)	34,929
Corporate obligations:				
Due within one year	1,491	12	(18)	1,485
Due beyond one year, but within five years	14,773	870	(44)	15,599
Due beyond five years, but within ten years	1,057	106	—	1,163
Equity securities	1,262	57	(77)	1,242
Mutual funds	4,533	7	(9)	4,531
Trust preferred securities:				
Due beyond ten years	4,601	57	(1)	4,657
Federal Home Loan Mortgage Corp.				
Preferred Stock	1,519	70	(34)	1,555
	$87,305	$3,620	$(196)	$90,729

At September 30, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and agency obligations:				
Due beyond one year, but within five years	$ 7,100	$322	$ —	$ 7,422
Due beyond five years, but within ten years	3,130	25	—	3,155
Due beyond ten years	7,532	148	—	7,680
Asset-backed securities:				
Due beyond five years, but within ten years	5,327	129	—	5,456
Municipal obligations:				
Due beyond five years, but within ten years	2,334	111	—	2,445
Due beyond ten years	37,336	344	(275)	37,405
Corporate obligations:				
Due beyond one year, but within five years	11,490	465	(16)	11,939
Due beyond five years, but within ten years	2,067	79	—	2,146
Equity securities	1,341	80	(90)	1,331
Mutual funds	4,240	—	(77)	4,163
Trust preferred securities:				
Due beyond ten years	3,104	20	(72)	3,052
Federal Home Loan Mortgage Corp.				
Preferred Stock	1,420	40	(10)	1,450
Federal National Mortgage Assoc.				
Preferred Stock	250	—	(1)	249
	$86,671	$1,763	$(541)	$87,893

At September 30, 2002, the Bank had no outstanding commitments to purchase investment securities available-for-sale. Non-taxable interest income was $1,702, $1,709 and $1,781 in fiscal 2002, 2001 and 2000, respectively. Proceeds from sales of investment securities available-for-sale were $15,010, $6,733 and $12,350 in 2002, 2001 and 2000, respectively. Gross gains of $328, $292, and $154 and gross losses of $164, $35, and $147 were realized on these sales in 2002, 2001 and 2000, respectively. In addition, fiscal 2002 results include a loss of $246 resulting from the write-down of investments in equity securities that are considered other than temporary.

(dollar amounts in thousands, except per share data)

(4) *Mortgage-Backed Securities Held-to-Maturity*

Mortgage-backed securities held-to-maturity were comprised of the following:

At September 30, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Government National Mortgage Association:				
Contractually due beyond one year, but within five years	$ 5	$ —	$ —	$ 5
Contractually due beyond ten years	2,045	39	—	2,084
Federal Home Loan Mortgage Corporation:				
Contractually due beyond one year, but within five years	562	15	—	577
Contractually due beyond five years, but within ten years	3,467	159	—	3,626
Contractually due beyond ten years	8,489	105	—	8,594
Federal National Mortgage Association:				
Contractually due beyond one year, but within five years	215	2	—	217
Contractually due beyond five years, but within ten years	1,378	72	—	1,450
Contractually due beyond ten years	11,565	201	—	11,766
Collateralized Mortgage Obligations:				
Contractually due beyond five years, but within ten years	1,547	—	(18)	1,529
Contractually due beyond ten years	13,130	86	(45)	13,171
	$42,403	$679	$(63)	$43,019

At September 30, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Government National Mortgage Association:				
Contractually due beyond one year, but within five years	$ 6	$ —	$ —	$ 6
Contractually due beyond ten years	3,391	48	—	3,439
Federal Home Loan Mortgage Corporation:				
Contractually due within one year	13	—	—	13
Contractually due beyond one year, but within five years	134	7	—	141
Contractually due beyond five years, but within ten years	5,608	185	—	5,793
Contractually due beyond ten years	5,393	127	—	5,520
Federal National Mortgage Association:				
Contractually due beyond one year, but within five years	593	10	—	603
Contractually due beyond five years, but within ten years	2,099	83	—	2,182
Contractually due beyond ten years	2,889	77	—	2,966
Collateralized Mortgage Obligations:				
Contractually due beyond ten years	10,549	104	(16)	10,637
	$30,675	$ 641	$(16)	$31,300

At September 30, 2002, the Bank had no outstanding commitments to purchase mortgage-backed securities held-to-maturity. There were no sales of mortgage-backed securities classified as held-to-maturity during 2002, 2001, or 2000.

(dollar amounts in thousands, except per share data)

(5) *Mortgage-Backed Securities Available-For-Sale*

Mortgage-backed securities available-for-sale are as follows:

At September 30, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Government National Mortgage Association:				
Contractually due beyond ten years	$10,450	$ 368	$ —	$10,818
Federal Home Loan Mortgage Corporation:				
Contractually due beyond ten years	11,326	219	—	11,545
Federal National Mortgage Association:				
Contractually due beyond ten years	18,757	426	(2)	19,181
Collateralized Mortgage Obligations:				
Contractually due beyond five years, but within ten years	1,241	24	—	1,265
Contractually due beyond ten years	28,497	378	(28)	28,847
	$70,271	$1,415	$(30)	$71,656

Mortgage-backed securities available-for-sale are as follows:

At September 30, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Government National Mortgage Association:				
Contractually due beyond ten years	$15,525	$ 365	$ —	$15,890
Federal Home Loan Mortgage Corporation:				
Contractually due beyond ten years	5,373	126	(1)	5,498
Federal National Mortgage Association:				
Contractually due beyond ten years	13,841	178	—	14,019
Collateralized Mortgage Obligations:				
Contractually due beyond five years, but within ten years	1,931	9	—	1,940
Contractually due beyond ten years	25,264	358	(45)	25,577
	$61,934	$1,036	$(46)	$62,924

At September 30, 2002, the Bank had no outstanding commitments to purchase mortgage-backed securities available-for-sale. Proceeds from sales of mortgage-backed securities available-for-sale during 2002, 2001 and 2000 were $4,233, $11,654 and $1,353, respectively. Gross gains of $72, $86, and $0, and gross losses of $2, $78, and $10 were realized on these sales in 2002, 2001 and 2000, respectively.

(dollar amounts in thousands, except per share data)

(6) *Loans Receivable*

Loans receivable, net are summarized as follows:

	September 30, 2002	2001
First mortgage loans:		
Conventional:		
1-4 family dwellings	$169,849	$189,626
Multi-family dwellings	7,217	6,400
Commercial	29,036	23,775
Construction	19,577	9,283
	225,679	229,084
Less:		
Loans in process	(9,065)	(6,341)
Unearned discounts and fees	(1,368)	(1,831)
	215,246	220,912
Installment loans:		
Home equity	58,549	64,208
Consumer loans	1,286	1,594
Other	2,037	1,923
	61,872	67,725
Commercial business loans and leases:		
Commercial business loans	38,287	27,793
Commercial leases	3,971	5,041
	42,258	32,834
Less: Allowance for loan losses	(3,056)	(2,871)
Loans receivable, net	$316,320	$318,600

Commitments to originate loans at September 30, 2002 were approximately as follows:

	Rate	Amount
First mortgage loans:		
Fixed-rate	5.50% to 7.50%	$6,145
Adjustable-rate	4.75% to 4.875%	368
Other loans:		
Fixed-rate	6.375% to 13.50%	774
Adjustable-rate	5.00% to 5.75%	195
		$7,482

The Bank conducts its business through eleven offices located in the greater Pittsburgh metropolitan area. At September 30, 2002, the majority of the Bank's net loan portfolio was secured by properties located in this region. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements. There were no commitments to lend additional funds to debtors on non-accrual status.

(dollar amounts in thousands, except per share data)

(7) *Loan Servicing Portfolio*

The amount of loans serviced for others, which are not reflected in the accompanying consolidated financial statements, was $16, $20, and $441 at September 30, 2002, 2001 and 2000, respectively.

(8) *Allowance for Losses on Loans*

Changes in the allowance for loan losses are as follows:

	Total
Balance at September 30, 1999	$2,477
Allowance for loan losses of Pennwood Bancorp, Inc.	358
Provision for loan losses	470
Charge-offs	(425)
Recoveries	30
Balance at September 30, 2000	2,910
Provision for loan losses	475
Charge-offs	(645)
Recoveries	131
Balance at September 30, 2001	2,871
Allowance for loan losses of Carnegie Financial Corp.	204
Provision for loan losses	400
Charge-offs	(520)
Recoveries	101
Balance at September 30, 2002	$3,056

Non-accrual loans were approximately $2,657, $2,348 and $1,961 at September 30, 2002, 2001 and 2000, respectively. The foregone interest on those loans for the periods ended September 30, 2002, 2001 and 2000, was $205, $128 and $67, respectively. The amount of interest income on such loans actually included in income in the periods ending September 30, 2002, 2001 and 2000 was $33, $98 and $28, respectively. There are no commitments to lend additional funds to debtors in non-accrual status.

The recorded investment in loans that are considered to be impaired under SFAS No. 114 was $1,869 and $1,997 at September 30, 2002 and 2001, respectively. Included in the 2002 amount is $485 of impaired loans for which the related allowance for credit losses was $333 and $1,384 of impaired loans for which there is no allowance for credit losses. Included in the 2001 amount is $890 of impaired loans for which the related allowance for credit losses was $214 and $1,107 of impaired loans for which there is no allowance for credit losses. The average recorded investment in impaired loans during the fiscal years ended September 30, 2002, 2001 and 2000 was approximately $1,770, $756, and $235, respectively. For the fiscal years ended September 30, 2002, 2001 and 2000, the Company recognized interest income on those impaired loans of $19, $83, and $0, respectively, using the cash basis of income recognition.

Management believes that the allowance for losses on loans is reasonable. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments using information available to them at the time of examination.

(dollar amounts in thousands, except per share data)

(9) *Investments Required by Law*

The Bank is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh (FHLB), at cost, in an amount not less than 1% of its outstanding home loans or 5% of its outstanding notes payable, if any, to the FHLB, whichever is greater.

(10) *Office Premises and Equipment*

Office premises and equipment at September 30, 2002 and 2001 are summarized as follows:

	2002	**2001**
Land	$ 554	$ 540
Office buildings	4,831	4,709
Furniture, fixtures and equipment	4,300	3,722
Leasehold improvements	501	501
	10,186	9,472
Less accumulated depreciation and amortization	(4,490)	(4,172)
Office premises and equipment, net	$5,696	$5,300

The Bank has operating leases with respect to three branch offices and the Bank's Loan Center, which expire on various dates through fiscal 2008. Lease expense amounted to $176, $172, and $169 in fiscal years 2002, 2001 and 2000, respectively. Minimum annual lease commitments are approximately as follows:

Years Ended September 30	Amount
2003	$172
2004	172
2005	117
2006	94
2007	94
Thereafter	25

(dollar amounts in thousands, except per share data)

(11) *Savings and Time Deposits*

Savings and time deposit balances at September 30, 2002 and 2001 are summarized as follows:

	Stated Rates	September 30, 2002	2001
Balance by type:			
Savings Deposits:			
Demand deposits	noninterest-bearing	$ 26,548	$ 21,501
NOW accounts	.75% in 2002 and 1.50% in 2001	39,013	33,064
Passbooks	2.00% in 2002 and 2.50% in 2001	68,825	52,571
Money market deposit accounts	1.78% in 2002 and 2.83% in 2001	17,189	16,022
		151,575	123,158
Time Deposits:			
Fixed-rate	1.00% to 2.99%	67,256	524
	3.00% to 4.99%	77,068	62,359
	5.00% to 6.99%	48,715	118,846
	7.00% to 8.99%	702	3,044
	9.00% to 10.99%	—	15
Negotiated-rate	1.77% to 6.60%	6,090	5,555
		199,831	190,343
		$351,406	$313,501

The weighted-average interest rate for all deposits was 2.84% and 4.01% at September 30, 2002 and 2001, respectively. Time deposits with balances of $100 or more totalled $6,090 at September 30, 2002.

At September 30, 2002, investment securities with a carrying value of $7,079 were pledged as required to secure deposits of public funds.

The maturities of time deposits at September 30, 2002 and 2001 are summarized as follows:

	September 30, 2002	2001
Within one year	$100,511	$134,165
Beyond one year but within two years	24,210	22,707
Beyond two years but within three years	35,261	15,334
Beyond three years but within four years	12,746	8,980
Beyond four years but within five years	10,222	4,340
Beyond five years	16,881	4,817
	$199,831	$190,343

Interest expense by deposit category is as follows:	Years Ended September 30, 2002	2001	2000
NOW accounts	$ 439	$ 483	$ 465
Passbooks	1,325	1,326	1,270
Money market deposit accounts	316	416	449
Time deposits	8,512	10,716	8,765
	$10,592	$12,941	$10,949

(dollar amounts in thousands, except per share data)

(12) *Federal Home Loan Bank Advances and Other Borrowings*

Federal Home Loan Bank advances are as follows:

	Interest Rate	September 30, 2002	September 30, 2001
Due Date			
RepoPlus Advances	—	$ —	$ 5,000
Fixed Rate Advances:			
October 29, 2001	4.80%	—	5,000
January 14, 2002	6.95%	—	20,000
December 16, 2002	6.03%	10,000	10,000
May 27, 2003	2.72%	1,031	—
July 14, 2003	7.12%	10,000	10,000
October 24, 2003	6.58%	10,000	10,000
August 30, 2004	6.88%	10,000	10,000
October 12, 2004	3.80%	5,000	—
January 14, 2005	3.88%	10,000	—
July 1, 2005	3.91%	7,500	—
January 17, 2006	4.43%	10,000	—
July 3, 2006	4.31%	7,500	—
Convertible Select Advances:			
July 1, 2002	6.60%	—	15,000
November 12, 2002	6.31%	5,000	5,000
May 12, 2003	6.72%	10,000	10,000
June 16, 2003	6.46%	15,000	15,000
December 22, 2005	4.05%	1,030	—
February 20, 2008	5.48%	10,000	10,000
October 7, 2008	4.69%	14,728	14,457
December 18, 2008	5.15%	10,000	10,000
January 22, 2009	5.26%	1,971	—
March 17, 2010	6.05%	20,000	20,000
May 19, 2010	5.39%	1,082	—
August 30, 2010	5.93%	10,000	10,000
January 19, 2011	4.57%	5,000	5,000
November 2, 2011	4.40%	5,000	—
Treasury, Tax and Loan Notes	1.51%	992	474
Total FHLB Advances and Other Borrowings		$190,834	$184,931

Under a blanket collateral pledge agreement, the Bank has pledged, as collateral for advances from the FHLB of Pittsburgh, all stock in the Federal Home Loan Bank and certain other qualifying collateral, such as investment securities, mortgage-backed securities and loans, with market values equal to at least 110% of the unpaid amount of outstanding advances. The remaining maximum borrowing capacity with the FHLB of Pittsburgh at September 30, 2002 is $109,651.

FHLB "RepoPlus" Advances are short-term borrowings maturing within one day to one year, bear a fixed interest rate and are subject to prepayment penalty. Although no specific collateral is required to be pledged for these borrowings, "RepoPlus" Advances are secured under the blanket collateral pledge agreement. The Bank utilized "RepoPlus" Advances during fiscal 2002 and 2001, ranging individually from $100 to $19,540, and from $50 to $35,730, respectively. The daily average balance during 2002 and 2001 was $3,969 and $17,631, respectively, and the daily average interest rate

(Note continued)

(dollar amounts in thousands, except per share data)

was 2.28% and 6.10%, respectively, with an average interest rate at fiscal year-end 2001 of 3.89%. The maximum amount outstanding at any month-end during 2002 and 2001 was $18,640 and $42,120, respectively.

FHLB "Convertible Select" Advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable-rate advance at their option. If the advance is converted to an adjustable-rate advance, the Bank has the option at the conversion date, and quarterly thereafter, to prepay the advance with no prepayment fee. The Bank utilized "Convertible Select" Advances during fiscal 2002 and 2001, with individual advances ranging from $1,000 to $5,000 each year. The daily average balance during 2002 and 2001 was $118,167 and $112,978, respectively. The daily average interest rate during 2002 and 2001 was 5.78% and 5.88%, respectively. The average interest rate at fiscal year end 2002 and 2001 was 5.68% and 6.09%, respectively. The maximum amount outstanding at any month end during 2002 and 2001 was $123,747 and $114,457, respectively.

(13) *Guaranteed Preferred Beneficial Interest in Company's Debentures*

Guaranteed Preferred Beneficial Interest in Company's Debentures ("Preferred Securities") are summarized as follows at September 30:

	2002	2001
9.75% Fixed Rate Preferred Securities due July 15, 2027	$10,250	$10,250
5.22% Floating Rate Preferred Securities due September 26, 2032	10,000	—
	$20,250	$10,250

The foregoing Preferred Securities are obligations of wholly owned statutory business trust subsidiaries (collectively, the "Trusts"). The Trusts were formed with initial capitalizations in common stock and for the exclusive purpose of issuing the Preferred Securities and using the proceeds to acquire Junior Subordinated Debt Securities ("Debt Securities") issued by the Company. The Debt Securities are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debt Securities are due concurrently with the Preferred Securities. The Preferred Securities qualify as Tier I capital for regulatory capital purposes. The costs associated with these issuances have been capitalized and are being amortized to maturity using the straight-line method.

The 9.75% Fixed Rate Preferred Securities are callable in whole or in part, on or anytime after July 15, 2002. These Preferred Securities were called at par in whole on November 4, 2002, and unamortized issuance costs of $599 were written off.

The 5.22% Floating Rate Preferred Securities are callable in whole or in part at par on September 26, 2007 and quarterly thereafter, except in certain circumstances. These securities bear interest at a rate of 5.22% up to December 26, 2002, and adjust quarterly thereafter at a rate equal to the 3-Month LIBOR rate plus 3.40%. Prior to September 26, 2007, the rate may not exceed 11.90%.

(14) *Securities Sold Under Agreement to Repurchase*

The Bank enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities sold under agreement to repurchase are collateralized by various securities that are either held in safekeeping by the Federal Home Loan Bank of Pittsburgh or delivered to the dealer who arranged the transaction. The market value of such securities exceeds the value of the securities sold under agreements to repurchase.

(Note continued)

(dollar amounts in thousands, except per share data)

At September 30, 2002, these agreements had a weighted-average interest rate of 1.09% and mature within one month. Short-term borrowings under repurchase agreements averaged $5,782 and $5,400 during 2002 and 2001, respectively. The maximum amount outstanding at any month-end was $7,014 and $6,708 during 2002 and 2001, respectively. The average interest rate during 2002 was 1.43%. At September 30, 2002, short-term borrowings under agreements to repurchase securities sold are summarized as follows:

			Collateral	
			U.S. Government & Federal Agency Obligations	
	Repurchase Liability	Weighted Average Interest Rate	Book Value	Market Value
Within 30 days	$5,849	1.09%	$9,195	$9,432

(15) *Financial Instruments with Off-Balance Sheet Risk*

At September 30, 2002 and 2001, respectively, the Bank had outstanding commitments to originate loans of $7,482 and $5,434.

The Bank's customers have available lines of credit as follows: consumer, both secured and unsecured, and commercial, generally unsecured. The amount available at September 30, 2002 and 2001 was $13,492 and $11,048, respectively, for consumer lines of credit and $9,117 and $12,306, respectively, for commercial lines of credit. The interest rate for the consumer lines of credit range from 4.25% to 18.00%, the majority of which is at variable rates. The interest rates for the commercial lines of credit are generally variable and based on prevailing market conditions at the time of funding. The Bank's customers also have available letters of credit. The amount available under these letters of credit at September 30, 2002 and 2001 was $122 and $87, respectively. The interest rates are generally variable and based on prevailing market conditions at the time of funding.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that in extending loans to customers. The Bank minimizes this risk by adhering to its written credit policies and by requiring security and debt covenants similar to those contained in loan agreements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. The collateral consists primarily of residential real estate and personal property.

The Bank does not have any off-balance sheet risk at September 30, 2002, except for the commitments referenced above.

(16) *Income Taxes*

The provision for (benefit from) income taxes in the Consolidated Statements of Income consists of the following:

	Fiscal Years Ended September 30,		
	2002	2001	2000
Current			
Federal	$1,138	$1,186	$1,623
State	360	56	353
Total current	1,498	1,242	1,976
Deferred federal	(222)	(259)	(492)
Total	$1,276	$ 983	$1,484

(Note continued)

(dollar amounts in thousands, except per share data)

Total income tax provision for the years ended September 30, 2002, 2001 and 2000 was allocated as follows:

	2002	2001	2000
Income	$1,276	$ 983	$1,484
Stockholders' equity:			
Accumulated other comprehensive income (loss)	896	2,482	348
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	(67)	(17)	—

The difference between the expected and actual tax provision expressed as percentages of income before tax are as follows:

	Fiscal Years Ended September 30,		
	2002	2001	2000
Expected federal tax rate	34.0 %	34.0 %	34.0 %
Tax free interest	(13.6)	(12.5)	(10.5)
State income tax, net of federal tax benefit	4.2	.8	4.1
Other items, net	(2.2)	(.9)	(1.2)
Actual tax rate incurred	22.4 %	21.4 %	26.4 %

The tax effect of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets (liabilities):		
Fixed assets	$ 507	$ 480
Loan loss reserves	1,017	943
Intangible assets	122	152
Investment securities	(1,634)	(738)
Other (net)	519	384
	$ 531	$1,221

The Bank has determined that it is not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and, to a lesser extent, future taxable income.

Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $3,404 of the balances in retained income at September 30, 2002, represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. Should amounts previously claimed as a bad debt deduction be used for any purpose other than to absorb bad debts (which is not anticipated), tax liabilities will be incurred at the rate then in effect.

(dollar amounts in thousands, except per share data)

(17) *Stockholders' Equity*

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators, that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Federal Reserve Board (FRB) measures capital adequacy for bank holding companies on the basis of a risk-based capital framework and a leverage ratio. The minimum ratio of total risk-based capital to risk-weighted assets is 8%. At least half of the total capital must be common stockholders' equity (not inclusive of net unrealized gains and losses on available-for-sale debt securities and net unrealized gains on available-for-sale equity securities) and perpetual preferred stock, less goodwill and other nonqualifying intangible assets ("Tier I Capital"). The remainder (i.e., the "Tier II risk-based capital") may consist of hybrid capital instruments, perpetual debt, term subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. At September 30, 2002, the Company had Tier I capital as a percentage of risk-weighted assets of 13.26% and total risk-based capital as a percentage of risk-weighted assets of 14.13%.[4]

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of Tier I capital as a percentage of average total assets (the "Leverage Ratio") of 3% for bank holding companies that meet certain criteria, including that they maintain the highest regulatory rating. The minimum leverage ratio for all other bank holding companies is 4%. At September 30, 2002, the Company had a Leverage Ratio of 8.01%.[4]

A reconciliation of Stockholders' Equity to Regulatory Capital is as follows:

Total Stockholders' equity at September 30, 2002[1]	$42,580
Plus: Unrealized securities (gains) losses (net)	(3,173)
Qualifying preferred securities[2]	10,000
Less: Goodwill and intangible assets	(2,711)
Tier I Capital at September 30, 2002	46,696
Plus: Qualifying loan loss allowance[3]	3,056
Qualifying unrealized gains on equity securities[5]	6
Total capital at September 30, 2002	$49,758

[1] *Represents consolidated equity capital of the Company as reported to the FRB on form FR Y-9C for the quarter ended September 30, 2002.*

[2] *Amount included in Tier I capital is limited to 25% of total Tier I capital; the remaining balance is allowable as Tier II capital.*

[3] *Limited to 1.25% of risk adjusted assets.*

[4] *The leverage ratio is Tier I capital as a percentage of adjusted total average assets of $582,691 at September 30, 2002. Tier I and Tier II risk-based capital is calculated as a percentage of risk-weighted assets of $352,209 as of September 30, 2002.*

[5] *Limited to 45% of net unrealized pre-tax holding gains on available-for-sale equity securities.*

(Note continued)

(dollar amounts in thousands, except per share data)

The following table sets forth certain information concerning the Bank's regulatory capital at September 30, 2002 and 2001.

	September 30, 2002			September 30, 2001		
	Tier I Core Capital	Tier I Risk-Based Capital	Tier II Risk-Based Capital	Tier I Core Capital	Tier I Risk-Based Capital	Tier II Risk-Based Capital
Equity Capital[1]	$48,873	$48,873	$48,873	$40,905	$40,905	$40,905
Unrealized securities (gains) losses	(3,132)	(3,132)	(3,132)	(1,492)	(1,492)	(1,492)
Less goodwill and intangible assets	(2,711)	(2,711)	(2,711)	(1,863)	(1,863)	(1,863)
Plus general valuation allowances[2]	—	—	3,056	—	—	2,871
Total regulatory capital	43,030	43,030	46,086	37,550	37,550	40,421
Minimum required capital	24,159	13,937	27,873	22,115	13,110	32,775
Excess regulatory capital	18,871	29,093	18,213	15,435	24,440	7,646
Minimum required capital to be well capitalized under Prompt Corrective Action Provisions	$30,199	$20,905	$34,842	$27,643	$19,665	$32,775
Regulatory capital as a percentage[3]	7.12%	12.35%	13.23%	6.79%	11.46%	12.33%
Minimum required capital percentage	4.00%	4.00%	8.00%	4.00%	4.00%	8.00%
Excess regulatory capital percentage	3.12%	8.35%	5.23%	2.79%	7.46%	4.33%
Minimum required capital percentage to be well capitalized under Prompt Corrective Action Provisions	5.00%	6.00%	10.00%	5.00%	6.00%	10.00%

[1] Represents equity capital of the Bank as reported to the FDIC and the Pennsylvania Department of Banking on Form 032 for the quarter ended September 30, 2002.

[2] Limited to 1.25% of risk adjusted assets.

[3] Tier I leverage capital is calculated as a percentage of adjusted total average assets of $603,981 and $552,863 at September 30, 2002 and 2001, respectively. Tier I and Tier II risk-based capital are calculated as a percentage of adjusted risk-weighted assets of $348,416 and $327,748 at September 30, 2002 and 2001, respectively.

(18) *Stock Option Plans*

1988 Employee Stock Compensation Program and 1993 Employee Stock Compensation Program

The programs provide for the grant of both incentive stock options and compensatory stock options. They further provide that the incentive stock option price to purchase common stock is not less than the fair market value at the date of grant and the compensatory stock option price is equal to or less than the fair market value of the shares at date of grant, that all options terminate no later than ten years from date of grant, and that options become exercisable on a cumulative basis at 50% each year, commencing one year from date of grant. At September 30, 2002, there were no remaining shares available for grant under these programs.

1993 Directors' Stock Option Plan

The plan provided for the grant of non-qualified options to each non-employee director of the Company at an amount equal to the fair market value at the date of grant. All options terminate seven years from date of grant and options become exercisable immediately. At September 30, 2002, there were no remaining shares available for grant under the plan.

(Note continued)

1997 Employee Stock Compensation Program

The program provides for the grant of both incentive stock options and compensatory stock options to all eligible persons, including executive officers and other full-time employees. It further provides that the option price to purchase common stock is equal to or less than the fair market value at the date of grant and that all options terminate no later than ten years from date of grant. Options for certain executive officers become exercisable immediately, and for all other employees, become exercisable on a cumulative basis at 50% each year, commencing one year from date of grant. At September 30, 2002, there were 94,867 options available for grant under the program.

1998 Stock Compensation Program, 2000 Stock Compensation Plan and 2001 Stock Compensation Plan

The plans provide for the grant of non-qualified options to each non-employee director of the Company at an amount equal to the fair market value at the date of grant. All options terminate ten years from date of grant and options become exercisable immediately. At September 30, 2002, there were no remaining shares available for grant under the 1998 Stock Compensation Program and 2000 Stock Compensation Plan and 11,935 options available for grant under the 2001 Stock Compensation Plan.

The following is a summary of the activity in the aforementioned stock option plans, adjusted to reflect the 10% stock dividends paid in November 28, 2000 and May 28, 2002, for each of the years in the three-year period ended September 30,

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	237,003	$11.90	220,345	$11.95	198,542	$12.04
Granted	55,960	14.73	39,810	9.89	36,140	10.95
Exercised	(36,707)	10.28	(20,339)	8.52	(15,858)	7.81
Forfeited	(2,381)	13.59	(2,813)	5.75	(18,450)	14.49
10% stock dividend	26,138	12.73	—	—	19,971	11.95
Outstanding at end of year	280,013	$12.74	237,003	$11.90	220,345	$11.95
Options exercisable at year end	258,476		239,825		230,056	

The following is a summary of the information concerning currently outstanding and exercisable options as of September 30, 2002:

	Option Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Wtd Avg Remaining Life	Wtd Avg Exercise Price	Number Exercisable at 9/30/02	Wtd Avg Exercise Price
$5.96 - $7.65	19,285	2.21	$ 7.61	19,285	$ 7.61
$9.02 - $12.02	136,437	5.32	10.50	129,896	10.53
$14.25 - $19.17	124,291	6.78	15.99	109,295	16.16
	280,013	5.75	$12.74	258,476	$12.69

(Note continued)

(dollar amounts in thousands, except per share data)

The Company applies APB 25 and related interpretations in accounting for stock options. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined based upon the fair value at grant date for awards under these plans, net income and diluted earnings per share would have been reduced by approximately $115, or $.05 per share in 2002, $59, or $.03 per share in 2001 and $79, or $.03 in 2000. The estimated fair value of the options granted during 2002, 2001 and 2000 was $2.98, $1.51 to $1.52, and $2.48, respectively, on the date of grant using a Black-Scholes option-pricing model. The following assumptions were used in calculating the fair value of options granted during 2002: a dividend yield of 4.34%, volatility of 24.0%, risk free interest rate of 4.60% and a weighted-average expected life of seven years. The following assumptions were used in calculating the fair value of options granted during 2001: a dividend yield of 5.01%, volatility of 21.6%, risk free interest rate of 5.03% and a weighted-average expected life ranging from 7 to 7.4 years. The following assumptions were used in calculating the fair value of options granted during 2000: a dividend yield of 4.11%, volatility of 24.1%, risk free interest rate of 6.38% and a weighted-average expected life ranging from 7 to 7.4 years.

(19) *Employee Benefit Plans*

Post-Retirement Benefits Plan

During 1998, the Bank established a non-qualified Salary Continuation Plan covering certain officers of the Bank. The Plan is unfunded and provides benefits to participants based upon amounts stipulated in the Plan agreements for a period of 15 years from normal retirement, as defined in the respective Plan agreements. Participants vest in benefits based upon years of service from Plan initiation to normal retirement age. Expense is being accrued based on the present value of future benefits which the participant is vested in. Expense recognized under the Plan for 2002, 2001 and 2000 was approximately $151, $124 and $113, respectively.

The Bank has entered into life insurance policies designed to offset the Bank's contractual obligation to pay preretirement death benefits and to recover the cost of providing benefits. Participants in the Plan are the insured under the policy, and the Bank is the owner and beneficiary.

Group Term Replacement Plan

The Bank has purchased life insurance policies on the lives of certain officers of the Bank. By way of separate split dollar agreements, the policy interest is divided between the Bank and the officer. The Bank owns the policy cash surrender value, including accumulated policy earnings, and the policy death benefits over and above the cash surrender value are endorsed to the employee and beneficiary. Death benefit payments are the obligation of the insurance company. The Bank has no benefit obligation to the officer. Income recognized in 2002, 2001 and 2000 as a result of increased cash surrender value was approximately $75, $63 and $58, respectively.

Employee Stock Ownership Plan

The Bank maintains a non-contributory, tax qualified Employee Stock Ownership Plan ("ESOP") for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. Each year, the Bank makes a discretionary contribution to the ESOP in cash, Company common stock or a combination of cash and Company stock. Amounts charged to compensation expense were $247, $183 and $180 in fiscal 2002, 2001 and 2000, respectively.

(dollar amounts in thousands, except per share data)

(20) *Selected Quarterly Financial Data (Unaudited)*

	Three Month Periods Ended			
	Dec. 31	March 31	June 30	Sept. 30
Fiscal 2002:				
Interest income	$9,255	$8,978	$9,153	$9,224
Interest expense	6,266	5,628	5,609	5,580
Net interest income before provision for loan losses	2,989	3,350	3,544	3,644
Provision for loan losses	100	100	100	100
Other income	732	624	629	661
Operating expenses	2,466	2,504	2,518	2,583
Income before income taxes	1,155	1,370	1,555	1,622
Income tax provision	198	268	342	468
Net income	$ 957	$1,102	$1,213	$1,154
Basic earnings per share	$ .44	$ .49	$ .53	$ .50
Diluted earnings per share	$ .43	$ .47	$ .51	$ .49
Fiscal 2001:				
Interest income	$9,716	$9,719	$9,577	$9,603
Interest expense	6,770	6,618	6,642	6,629
Net interest income before provision for loan losses	2,946	3,101	2,935	2,974
Provision for loan losses	90	110	125	150
Other income	448	470	633	675
Operating expenses	2,167	2,299	2,352	2,294
Income before income taxes	1,137	1,162	1,091	1,205
Income tax provision	250	256	240	237
Net income	$ 887	$ 906	$ 851	$ 968
Basic earnings per share	$ .38	$ .40	$ .37	$ .44
Diluted earnings per share	$ .38	$ .38	$ .37	$ .43

(21) *Disclosures About Fair Value of Financial Instruments*

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS No. 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Condition as of September 30, 2002 and 2001. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Fidelity Bancorp, Inc. and subsidiaries. The carrying amounts reported in the Consolidated Statements of Financial Condition approximate fair value for the following financial instruments: cash, interest-earning deposits with other institutions, investment securities available-for-sale, mortgage-backed securities available-for-sale, and all deposits except time deposits.

(Note continued)

(dollar amounts in thousands, except per share data)

At September 30, 2002, the estimated fair value of investment securities held-to-maturity exceeded the net carrying value by approximately $1,862. At September 30, 2001, the estimated fair value of investment securities held-to-maturity exceeded the net carrying value by approximately $818. At September 30, 2002, the estimated fair value of mortgage-backed securities held-to-maturity exceeded the net carrying value by approximately $616. The estimated fair value of mortgage-backed securities held-to-maturity at September 30, 2001, exceeded the net carrying value by $625. Estimated fair values are based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. *Refer to Notes 2 through 5 of the financial statements for the detail on breakdowns by type of investment products.*

The estimated fair value of loans exceeded the net carrying value at September 30, 2002 and 2001 by approximately $7,731 and $10,907, respectively. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis. Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds.

The estimated fair market value of loan commitments at both September 30, 2002 and 2001 was equal to the carrying value of the commitments on those dates.

The carrying amounts and estimated fair values of deposits at September 30, 2002 and September 30, 2001 are as follows:

	September 30, 2002		September 30, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Noninterest-bearing:				
Demand accounts	$ 26,548	$ 26,548	$ 21,501	$ 21,501
Interest-bearing:				
NOW and MMDA accounts	56,202	56,202	49,086	49,086
Passbook accounts	68,825	68,825	52,571	52,571
Time deposits	199,831	204,505	190,343	193,811
Total Deposits	$351,406	$356,080	$313,501	$316,969

The carrying amounts of noninterest-bearing demand accounts, interest-bearing NOW and MMDA accounts and passbook accounts approximate their fair values. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities.

The carrying amounts and estimated fair values of advances and other borrowings at September 30, 2002 and 2001 are as follows:

	September 30, 2002		September 30, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Advances and other borrowings	$216,933	$232,317	$199,780	$212,448

Fair values for advances and other borrowings are estimated using a discounted cash flow calculation that applies contractual cost of the existing borrowings to current market rates being offered for borrowings of similar remaining maturities.

(dollar amounts in thousands, except per share data)

(22) *Fidelity Bancorp, Inc. Financial Information*
(Parent Company Only)

Following are condensed financial statements for the parent company.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2002	September 30, 2001
Assets		
Cash	$ 267	$ 173
Investment in subsidiary bank	48,873	40,905
Investment in subsidiary trusts	634	324
Investment securities available-for-sale	3,407	4,209
Mortgage-backed securities available-for-sale	248	593
Loan receivable from subsidiary bank	10,000	—
Other assets	1,700	810
Total Assets	$65,129	$47,014
Liabilities		
Subordinated debentures	$20,877	$10,567
Other liabilities	1,672	1,161
Total Liabilities	22,549	11,728
Stockholders' Equity		
Common stock ($.01 par value, 10,000,000 shares authorized; 2,504,563 and 2,460,285 shares issued)[1]	25	22
Treasury stock, at cost — 183,287 and 288,187 shares[1]	(2,358)	(3,872)
Additional paid-in capital	15,458	14,789
Retained earnings	26,282	22,887
Accumulated other comprehensive income, net of tax	3,173	1,460
Total Stockholders' Equity	42,580	35,286
Total Liabilities and Stockholders' Equity	$65,129	$47,014

[1] *Common stock outstanding was restated to reflect the 10% stock dividend paid on May 28, 2002.*

CONDENSED STATEMENTS OF INCOME

	September 30, 2002	September 30, 2001	September 30, 2000
Equity in undistributed earnings of subsidiaries	$ 3,081	$ 2,277	$(2,276)
Dividends received from subsidiary	2,001	1,871	6,917
Interest income	263	348	308
Interest expense	(1,062)	(1,055)	(1,055)
Other income	—	—	117
Other expenses	(225)	(119)	(78)
Income tax benefit	368	290	199
Net Income	$ 4,426	$ 3,612	$ 4,132

(Note continued)

(dollar amounts in thousands, except per share data)

CONDENSED STATEMENTS OF CASH FLOWS

	September 30, 2002	2001	2000
Operating Activities			
Net income	$4,426	$3,612	$4,132
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings in subsidiary	(3,081)	(2,277)	2,276
Contribution of stock to ESOP	195	93	—
(Gain) loss on sale of investments	(105)	37	(117)
Writedown of investment securities	246	27	—
(Increase) decrease in interest receivable	(1)	1	57
Other changes, net	(1,689)	986	12
Net cash provided (used) by operating activities	(9)	2,359	6,360
Investing Activities			
Purchase of Pennwood Bancorp, Inc.	—	—	(7,278)
Purchase of Carnegie Financial Corp., net	143	—	—
Purchase of investment securities and mortgage-backed securities available-for-sale	(1,073)	(362)	(770)
Sale of investment securities available-for-sale	451	230	651
Maturities and principal repayments of investment securities and mortgage-backed securities available-for-sale	1,591	558	123
Loan receivable from subsidiary bank	(10,000)	—	—
Investment in subsidiary trust	(310)	—	—
Net cash provided (used) by investing activities	(9,198)	426	(7,274)
Financing Activities			
Issuance of subordinated debentures	10,310	—	—
Debt issuance costs	(303)	—	—
Stock options exercised	475	207	149
Sale of stock through Dividend Reinvestment Plan	83	58	72
Dividends paid	(1,031)	(830)	(762)
Stock repurchase	(233)	(2,286)	(727)
Net cash provided (used) by financing activities	9,301	(2,851)	(1,268)
Increase (decrease) in cash	94	(66)	(2,182)
Cash at Beginning of Year	173	239	2,421
Cash at End of Year	$ 267	$ 173	$ 239

Fidelity Bancorp, Inc. is a bank holding company organized under the Pennsylvania Business Corporation Law. It was organized to operate principally as a holding company for its wholly owned subsidiary, Fidelity Bank. The Company acquired the Bank in a reorganization, approved by the stockholders of the Bank on January 26, 1993, and completed on August 19, 1993. On May 13, 1997, FB Capital Trust, a statutory business trust, was created under Delaware law. On September 22, 2002, FB Statutory Trust II, a statutory business trust, was created under Connecticut law. The Trusts are wholly-owned subsidiaries of the Company. In conjunction with the acquisition of Pennwood Bancorp, Inc. and Carnegie Financial Corp. by the Company, the net assets acquired were contributed to the Bank subsidiary.

(dollar amounts in thousands, except per share data)

(23) *Contingent Liabilities*

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

(24) *Acquisitions*

On February 18, 2000, the Company announced the signing of a Definitive Agreement and Plan of Merger whereby Fidelity Bancorp, Inc. would acquire all the outstanding common stock of Pennwood Bancorp, Inc. ("Pennwood"), parent company of Pennwood Savings Bank, for $11.91 per share in cash or approximately $7,278. Subsequently, on May 9, 2000, Fidelity Bank signed an agreement to sell the real property, furniture, fixtures and equipment and to transfer the related deposits of the two branch offices of Pennwood Savings Bank located in Kittanning, Pennsylvania to The Farmers National Bank of Kittanning ("Farmers"). The acquisition of Pennwood and the sale of the Kittanning branches to Farmers was completed on July 14, 2000.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Pennwood have been included in the Company's consolidated financial statements from July 14, 2000. Goodwill arising from the transaction was $1,987.

On October 10, 2001, the Company announced the signing of a Definitive Agreement and Plan of Merger whereby Fidelity Bancorp, Inc. would acquire all the outstanding common stock of Carnegie Financial Corporation ("Carnegie") for $14.75 per share in cash or Fidelity common stock. This represents an acquisition value of approximately $3.3 million. The acquisition received all regulatory approval in January 2002, and on January 15, 2002, the stockholders of Carnegie approved the Agreement and Plan of Merger. The acquisition of Carnegie was completed on February 22, 2002.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Carnegie have been included in the Company's consolidated financial statements from February 22, 2002. The Company acquired loans with a fair market value of approximately $21.7 million and deposits with a fair market value of approximately $21.0 million in the transaction. Goodwill and other core deposit intangibles arising from the transaction were approximately $1.6 million.

(25) *Subsequent Event*

On July 12, 2002, the Company and First Pennsylvania Savings Association ("First Pennsylvania") jointly announced the signing of an Agreement and Plan of Merger Conversion, whereby First Pennsylvania will merge with and into the Bank. On September 30, 2002, the agreement was amended to require an offering of stock of the Company to certain members of First Pennsylvania. Pursuant to the amended agreement, First Pennsylvania will convert to a Pennsylvania-chartered stock savings institution and simultaneously merge with and into the Bank. Upon completion of the merger conversion, the Bank will acquire all of the assets and assume all of the liabilities of First Pennsylvania. Additionally, all deposit accounts of First Pennsylvania shall become deposit accounts of the Bank without changing the respective terms, minimum required balances, or withdrawal value. This amended agreement is subject to regulatory approval as well as approval by First Pennsylvania's depositors. At September 30, 2002, First Pennsylvania had total assets and equity of $26.4 million and $1.4 million, respectively. The merger is expected to be consummated during the first quarter of fiscal 2003. Through September 30, 2002, approximately $65,000 of merger/conversion costs have been incurred to date. These costs have been deferred and will either be netted against proceeds received in the stock offering or will be an adjustment of the purchase price if the merger/conversion is successful. If the merger/conversion is not consummated, these costs will be expensed.

In September 2002, the Company issued $10.0 million in trust preferred securities. These securities pay interest at a rate of three-month LIBOR plus 340 basis points with the initial rate being 5.22%. The rate resets quarterly and the securities are callable in five years at par and mature in thirty years. The Company used the proceeds from these securities to redeem the existing $10.25 million, 9.75% outstanding trust preferred securities on November 4, 2002, as part of its overall asset/liability management strategy.

Overview

The Company reported net income of $4.426 million or $1.90 per share on a diluted basis for fiscal 2002 compared to $3.612 million or $1.56 per share diluted in fiscal 2001 and $4.132 million or $1.77 per share diluted for 2000.

Return on average equity was 11.60%, 10.84%, and 15.70% for fiscal years 2002, 2001 and 2000, respectively. Return on average assets was .76%, .65%, and .80%, for fiscal 2002, 2001, and 2000, respectively. The ratio of operating expenses to average assets for fiscal 2002 was 1.72% compared to 1.65% in fiscal 2001 and 1.61% in fiscal 2000.

The acquisition of Carnegie Financial Corporation ("Carnegie") was completed on February 22, 2002. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Carnegie have been included in the Company's consolidated financial statements from February 22, 2002. The Company acquired loans with a fair market value of approximately $21.7 million and deposits with a fair market value of approximately $21.0 million in the transaction. Goodwill and other core deposit intangibles arising from the transaction were approximately $1.6 million.

Total assets of the Company totaled $615.8 million at September 30, 2002, compared to $555.4 million at September 30, 2001. The acquisition of Carnegie increased the assets of the Company by approximately $29.5 million. Increases were noted in cash, investment securities and mortgage-backed securities, partially offset by a decrease in the loan portfolio. The growth was primarily funded by an increase in deposits and to a lessor extent FHLB advances and other borrowings.

The loan portfolio decreased approximately .7% in fiscal 2002 due to several factors. During the year, interest rates decreased dramatically, resulting in significant prepayments of outstanding loans. In addition, the uncertain economy caused some borrowers to delay new borrowing. Finally, the Company initiated a program in fiscal 2001 to sell a portion of newly originated first mortgage loans. Mortgage loans originated during fiscal 2002 totaled $59.4 million, of which $18.9 million were originated for sale, consumer loans originated totaled $22.4 million and commercial business and lease loans originated totaled $34.1 million. The Company continued to lend primarily in its market area.

The operating results of the Company depend primarily upon its net interest income, which is the difference between the yield earned on its interest-earning assets and the rates paid on its interest-bearing liabilities (interest-rate spread) and also the relative amounts of its interest-earning assets and interest-bearing liabilities. For the fiscal year ended September 30, 2002, the tax-equivalent interest-rate spread increased to 2.48%, as compared to 2.28% in fiscal 2001. The tax-equivalent spread in fiscal 2000 was 2.64%. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 103.2% in fiscal 2002, from 102.8% in fiscal 2001. The ratio was 101.6% in fiscal 2000. The increase in the spread for fiscal 2002 reflects several factors, including a decrease in the cost of interest-bearing liabilities, partially offset by a decrease in the yield earned on interest-earning assets. The Company's operating results are also affected to varying degrees by, among other things, service charges and fees, gains and losses on sales of securities and loans, provision for loan losses, other operating income, operating expenses and income taxes.

Asset and Liability Management

The Company's vulnerability to interest rate risk exists to the extent that its interest-bearing liabilities, consisting of customer deposits and borrowings, mature or reprice more rapidly or on a different basis than its interest-earning assets, which consist primarily of intermediate or long-term loans and investments and mortgage-backed securities.

The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of the Company's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. If the maturities of such assets and liabilities were perfectly matched, and if the interest rates carried by its assets and liabilities were equally flexible and moved concurrently, neither of which is the case, the impact on net interest income of rapid increases or decreases in interest rates would be minimized.

The objective of interest rate risk management is to control, to the extent possible, the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's interest-earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit exposure to interest rate risk. Interest rate risk is measured using net interest margin simulation and asset/liability net present value sensitivity analyses. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

The Company uses financial modeling to measure the impact of changes in interest rates on net interest margin. Assumptions are made regarding loan and mortgage-backed securities prepayments and amortization rates of passbook, money market and NOW account withdrawal rates. In addition, certain financial instruments may provide customers with a degree of "optionality," whereby a shift in interest rates may result in customers changing to an alternative financial instrument, such as from a variable to fixed rate loan product. Thus, the effects of changes in future interest rates on these assumptions may cause actual results to differ from simulation results.

The Company has established the following guidelines for assuming interest rate risk:

Net interest margin simulation – Given a +/– 200 basis point parallel shift in interest rates, the estimated net interest margin may not change by more than 20% for a one-year period.

Portfolio equity simulation – Portfolio equity is the net present value of the Company's existing assets and liabilities. Given a +200 basis point change in interest rates, portfolio equity may not decrease by more than 50% of total stockholders' equity. Given a –200 basis point change in interest rates, portfolio equity may not decrease by more than 20% of total stockholders' equity.

The following table illustrates the simulated impact of a 100 basis point or 200 basis point upward or downward movement in interest rates on net interest income and the change in portfolio equity. This analysis was done assuming that interest-earning asset and interest-bearing liability levels at September 30, 2002 remained constant. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the September 30, 2002 levels.

Interest Rate Simulation Sensitivity Analysis

Movements in interest rates from September 30, 2002 rates:

	Increase		Decrease	
	+100 bp	+200 bp	–100 bp	–200 bp
Net interest income increase/(decrease)	3.7%	3.3 %	(9.9)%	(16.0)%
Portfolio equity increase/(decrease)	5.6%	(3.6)%	(14.7)%	(29.1)%

Management is aware that the projected change in portfolio equity in the –200 basis point simulation exceeds the established limits; however, management believes that it is highly unlikely that such a result would actually occur given the extremely low interest rate environment that currently exists. The primary cause of the simulation result is the expectation of significantly higher prepayments of loans and mortgage-backed securities, while liabilities do not reprice at the same pace or have reached effective floors.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income.

During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. The Company has seen a change in its one year gap from a negative 6.7% at September 30, 2001 to a positive 10.3% at September 30, 2002. The Company considers this result at September 30, 2002 to be within its acceptable target range. As part of its efforts to minimize the impact of changes in interest rates, the Company continues to emphasize the origination of loans with adjustable-rate features or which have shorter average lives, the purchase of adjustable-rate securities, the extension of interest-bearing liabilities when market conditions permit, and the maintenance of a large portion of the investment and mortgage-backed securities portfolios in the available-for-sale category that could be sold in response to interest rate movements. The table below shows the Bank's gap position at September 30, 2002. Assumptions used in developing the table include cash flow and repricing projections for assets and liabilities. In developing the cash flow projections, prepayment estimates for loans and investments were also used. At September 30, 2002, these estimates anticipate a high rate of prepayment due to the low interest rate environment that exists. The assumptions used may not be indicative of the actual prepayments and withdrawals which may be experienced by the Company.

		September 30, 2002		
(dollars in thousands)	Three Months Or Less	Over Three Months Through Twelve Months	After One Year Through Five Years	After Five Years
Interest-earning assets	$124,285	$113,525	$237,991	$110,540
Deposits, escrow liabilities and borrowed funds	70,492	103,940	219,968	148,629
Interest sensitivity	$53,793	$ 9,585	$ 18,023	$ (38,089)
Cumulative interest sensitivity	$53,793	$ 63,378	$ 81,401	$ 43,312
Cumulative ratio as a percent of total assets	8.7%	10.3%	13.2%	7.0%

In addition to managing the Company's gap as discussed above, the Bank has an Asset Liability Management Committee composed of senior officers which meets periodically to review the Company's exposure to interest rate risk resulting from other factors. Among the areas reviewed are progress on previously determined strategies, national and local economic conditions, the projected interest rate outlook, loan and deposit demand, pricing, liquidity position, capital position, and regulatory developments. Management's evaluation of these factors indicates the current strategies of emphasizing the origination and purchase of adjustable rate or shorter-term loan products, while retaining in the portfolio, a portion of the fixed rate loans originated, purchasing investments with either fixed or adjustable rates, and competitively pricing deposits produces an acceptable level of interest rate risk in the current environment.

Liquidity and Capital Resources

Fidelity's primary sources of funds have historically consisted of deposits, amortization and prepayments of outstanding loans and mortgage-backed securities, borrowings from the FHLB of Pittsburgh and other sources, including repurchase agreements, and sales of investments. During fiscal 2002, the Bank used its capital resources primarily to meet its ongoing commitments to fund maturing savings certificates and savings withdrawals, fund existing and continuing loan commitments and asset growth, and to maintain its liquidity. At September 30, 2002 the total of approved loan commitments amounted to $7.5 million and the Company had $9.1 million of undisbursed loan funds. The amount of savings certificates which are scheduled to mature in the twelve-month period ended September 30, 2003 is $100.5 million. Management believes that, by evaluation of competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are redeposited in the Company.

Capital

The Bank currently exceeds all regulatory capital requirements, having a leverage ratio of Tier 1 capital to total assets of 7.12% and a ratio of qualifying total capital to risk-weighted assets and off-balance sheet items of 13.23% at September 30, 2002. As a result, regulatory capital requirements should have no material impact on operations.

Financial Condition

The Company's assets were $615.8 million at September 30, 2002, an increase of $60.4 million or 10.9% over assets at September 30, 2001. The acquisition of Carnegie increased the assets of the Company by approximately $29.5 million. The growth primarily reflects an increase in cash, investment securities held-to-maturity, mortgage-backed securities held-to-maturity and mortgage-backed securities available-for-sale. The growth was primarily funded by an increase in savings deposits.

Loan Portfolio

Net loans receivable decreased $2.3 million or .7% to $316.3 million at September 30, 2002 from $318.6 million at September 30, 2001. Loans originated totaled $115.9 million in fiscal 2002, including amounts disbursed under lines of credit, versus $82.9 million in fiscal 2001. The fiscal 2002 total also reflects $21.7 in net loans acquired with the purchase of Carnegie Financial Corp.

Mortgage loans originated in fiscal 2002 amounted to $59.4 million, including $19.0 million originated for sale. Mortgage loans originated for sale in fiscal 2001 amounted to $34.2 million, including $9.9 million originated for sale. The Bank did not purchase any mortgage loans in fiscal 2002, but obtained $21.7 million in mortgage loans with the acquisition of Carnegie in fiscal 2002. The increase in the level of mortgage loan originations in fiscal 2002 primarily reflects the historically low interest rate environment that existed during the year. The origination of adjustable rate mortgages (ARM's) increased to $22.5 million in fiscal 2002 from $6.9 million in fiscal 2001. The increase reflects both the low rate environment and a slightly increased emphasis on adjustable loans by customers; however, most still preferred fixed rate loans. Primarily for asset/liability management purposes, the Company initiated a program in fiscal 2001 in which a portion of the fixed rate, single family mortgage loans originated were sold. Gains of $292,000 were realized on these sales in fiscal 2002. Principal repayments on outstanding mortgage loans increased to $63.4 million in fiscal 2002 as compared to $41.4 million fiscal 2001, reflecting the historically low interest rate environment. The combination of the above factors resulted in an overall decrease in mortgage loans receivable to $225.7 million at September 30, 2002 from $229.1 million at September 30, 2001.

Other loan originations, including installment loans, commercial business loans and disbursements under lines of credit, totaled $56.5 million in fiscal 2002 versus $48.8 million in fiscal 2001. During fiscal 2002, the Bank continued to emphasize other loans, particularly home equity loans, equity lines of credit and commercial business loans, since they generally have shorter terms than mortgage loans and would perform better in a rising rate environment. The decrease in interest rates affected this portion of the Bank's business as well, however, as both business customers and consumers sought to refinance or prepay loans. The net result of the above factors caused the balance of installment loans to decrease to $61.9 million at September 30, 2002, as compared to $67.7 million at September 30, 2001. Commercial business loans and leases, however, increased, totaling $42.3 million at September 30, 2002 versus $32.8 million at September 30, 2001.

Non-Performing Assets

The following table sets forth information regarding non-accrual loans and real estate owned at the dates indicated. The Bank did not have any accruing loans which were 90 days or more overdue or any loans which were classified as troubled debt restructurings at the dates presented.

	September 30,		
	2002	2001	2000
Non-accrual residential real estate loans (one-to-four family)	$ 515,000	$ 110,000	$ 520,000
Non-accrual construction, multi-family residential and commercial real estate loans	408,000	814,000	624,000
Non-accrual installment and commercial business and lease loans	1,734,000	1,424,000	817,000
Total non-performing loans	$2,657,000	$2,348,000	$1,961,000
Total non-performing loans as a percent of net loans receivable	.84%	.74%	.58%
Total real estate owned, net of related services	$ 658,000	$ 314,000	$ 181,000
Total non-performing loans and real estate owned as a percent of total assets	.54%	.48%	.39%

At September 30, 2002, non-accrual loans consisted of nine 1-4 family residential real estate loans totaling $515,000, three commercial real estate loans totaling $408,000, twenty-three installment loans, and seventeen commercial business loans totaling $1.734 million. The largest individual non-accrual loan is a commercial business loan for $300,000. Additionally, there are three loans totaling $443,000, secured by land and business assets, that were made to a single borrower and his related entities. It is too early to determine the resolution of this situation, although the borrower has put real estate owned on the market for sale and has indicated his intention to pay the debts in full.

Management has evaluated these loans and is satisfied that the allowance for possible losses on loans at September 30, 2002 is reasonable. The allowance for possible losses on loans was $3,056,000 at September 30, 2002, $2,871,000 at September 30, 2001, and $2,910,000 at September 30, 2000. The balance at September 30, 2002, at .97% of net loans receivable and 115.0% of non-performing loans, is considered reasonable by management.

Real estate owned at September 30, 2002 consists of five single-family houses, and two commercial real estate properties, all of which are located in the Bank's market area. Management believes that the carrying value of the properties at September 30, 2002 approximates the fair value less costs to sell. However, while management uses the best information available to make such determinations, future adjustments to the allowance for loan losses may become necessary.

Mortgage-Backed Securities Held-to-Maturity

Mortgage-backed securities held-to-maturity increased $11.7 million or 38.2% to $42.4 million at September 30, 2002 from $30.7 million at September 30, 2001. Purchases of mortgage-backed securities held-to-maturity were $33.7 million in fiscal 2002. There were no sales of mortgage-backed securities held-to-maturity in fiscal 2002. However, during the quarter ended December 31, 2001, $2.5 million of mortgage-backed securities classified by the Company as held-to-maturity were repurchased by the selling dealer due to misrepresentations by the selling dealer as to the risk characteristics and structure of the securities. The Company did not anticipate this event and believes this was an isolated, nonrecurring, and unusual circumstance. The securities were repurchased by the dealer at the Company's original cost, thus no gain or loss was recorded.

Mortgage-Backed Securities Available-for-Sale

Mortgage-backed securities available-for-sale increased $8.7 million to $71.7 million at September 30, 2002 from $62.9 million at September 30, 2001. These securities may be held for indefinite periods of time and are generally used as part of the Bank's asset/liability management strategy. These securities may be sold in response to changes in interest rates, prepayment rates or to meet liquidity needs. During fiscal 2002, the Bank purchased $34.5 of these securities and sold $4.2 million. Sales of these securities in fiscal 2002 resulted in a net pretax gain of $66,000.

Investment Securities Held-to-Maturity

Investment securities held-to-maturity increased $19.4 million or 97.6% to $39.2 million at September 30, 2002, compared to $19.8 million at September 30, 2001. These investments are comprised of U.S. Government and Agency securities, tax-exempt municipal securities, corporate obligations and asset-backed securities. The increase in fiscal 2002 reflects the purchase of $19.5 million of these securities. There were no sales of investment securities held-to-maturity in fiscal 2002.

Investment Securities Available-for-Sale

Investment securities available-for-sale increased $2.8 million or 3.2% to $90.7 million at September 30, 2002 as compared to $87.9 million at September 30, 2001. These securities provide an additional source of liquidity for the Bank and the Company and consist of U.S. Government and Agency securities, tax-free municipal obligations, mutual funds, Federal Home Loan Mortgage Corporation stock, corporate obligations and other equity securities. Purchases in fiscal 2002 totaled $23.6 million and sales totaled $15.0 million, resulting in a net pretax gain of $168,000. In addition, fiscal 2002 results include a loss of $246,000 resulting from the write-down of investments in equity securities that are considered other than temporary.

Office Premises and Equipment

Office premises and equipment increased $396,000 or 7.5% to $5.7 million at September 30, 2002, due primarily to the addition of a new mainframe computer and the building acquired in the Carnegie transaction, partially offset by depreciation.

Savings Deposits

Savings deposits increased $37.9 million during fiscal 2002 to $351.4 million at September 30, 2002. Deposit increases occurred in demand deposits, NOW accounts, passbook accounts, money market accounts and time deposits, with no deposit categories experiencing decreases.

The increase in passbook accounts reflects the continued popularity of this type of account with some customers. Bank rates on such accounts stayed relatively constant and some depositors sought the safety and certainty of these products. Demand deposits and NOW accounts are relatively rate insensitive and the increased balances in these categories reflects the increased emphasis management has placed on attracting and retaining such accounts. The increase in time deposits reflects the Bank's attempt to retain or increase market share by offering competitive rates on these products. The nature of the Bank's primary market area for time deposits from other banks and thrifts remains extremely competitive. In addition, the Bank faces competition for these deposits from alternative sources such as the stock market and mutual funds.

Borrowings

Federal Home Loan Bank advances, reverse repurchase agreements and other borrowings outstanding increased $7.2 million or 3.8% to $196.7 million at September 30, 2002, from $189.5 million at September 30, 2001. The Bank continues to utilize FHLB advances, reverse repurchase agreements and other borrowings as both a short-term funding source and as an effective means to structure borrowings to complement asset/liability management goals; however, in fiscal 2002, the Company's growth was primarily funded by savings and time deposits.

In September 2002, the Company issued $10.0 million in trust preferred securities. These securities pay interest at a rate of three-month LIBOR plus 340 basis points with the initial rate being 5.22%. The rate resets quarterly and the securities are callable in five years at par and mature in thirty years. The Company used the proceeds from these securities to redeem the existing $10.25 million, 9.75% outstanding trust preferred securities on November 4, 2002, as part of its overall asset/liability management strategy.

Stockholders' Equity

Stockholders' equity increased $7.3 million or 20.7% to $42.6 million at September 30, 2002 compared to September 30, 2001. This result reflects net income of $4.4 million, stock options exercised of $475,000, stock issued under the Dividend Reinvestment Plan of $83,000, stock issued in conjunction with the acquisition of Carnegie of $1.7 million, a contribution of treasury stock to the Employee Stock Ownership Plan of $195,000 and an increase in unrealized holding gains, net of unrealized holding losses, on securities available-for-sale of $1.7 million. Offsetting these increases were common stock cash dividends paid of $1.0 million and the purchase of treasury stock at cost for $233,000.

Results of Operations

Comparison of Fiscal Years Ended September 30, 2002, 2001, and 2000

Net income was $4.4 million for the year ended September 30, 2002 compared to $3.6 million for fiscal 2001 and $4.1 million for fiscal 2000.

Interest Rate Spread

The Bank's interest rate spread, the difference between yields on interest-earning assets and the cost of funds, increased to 2.48% on a tax-equivalent basis in fiscal 2002 from 2.28% in fiscal 2001. The spread was 2.64% in fiscal 2000. The following table shows the average tax-equivalent yields earned on the Bank's interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting interest rate spreads, and the net yields on interest-earning assets.

	Fiscal Years Ended September 30,		
	2002	**2001**	**2000**
Average yield on:			
Mortgage loans	7.46%	7.64%	7.56%
Mortgage-backed securities	5.50	6.40	6.74
Installment loans	7.65	8.18	8.29
Commercial business loans	7.52	8.90	9.29
Interest-earning deposits with other institutions, investment securities, and FHLB stock[1]	5.80	6.87	7.25
Total interest-earning assets	6.73	7.44	7.55
Average rates paid on:			
Savings deposits	3.19	4.25	3.96
Borrowed funds	5.91	6.45	6.17
Total interest-bearing liabilities	4.25	5.16	4.91
Average interest rate spread	2.48%	2.28%	2.64%
Net yield on interest-earning assets	2.61%	2.42%	2.71%

[1] *Interest income on tax free investments has been adjusted for federal income tax purposes using a rate of 34%.*

Interest Income on Loans

Interest income on loans decreased by $2.4 million or 8.9% to $24.2 million in fiscal 2002 as compared to fiscal 2001. The decrease primarily reflects a decrease in the average size of the loan portfolio, as well as a decrease in the average yield earned on the loan portfolio. The average size of the loan portfolio decreased from an average balance of $336.8 million in fiscal 2001 to $322.3 million in fiscal 2002. The decrease in the average balance of the loan portfolio reflects accelerated prepayments due to the historically low rate environment and to some degree, by the initiation of a program to sell a portion of first mortgage loans originated in the secondary market. Fiscal 2002 results include the purchase of Carnegie and its loan portfolio. Interest income on loans increased by $2.3 million or 9.5% to $26.5 million in fiscal 2001 as compared to fiscal 2000. The increase primarily reflects an increase in the average size of the loan portfolio. The average yield earned on the loan portfolio was comparable between years. The average size of the loan portfolio increased from an average balance of $307.7 million in fiscal 2000 to $336.8 million in fiscal 2001. Fiscal 2000 results include the purchase of Pennwood and its loan portfolio.

Interest Income on Mortgage-Backed Securities

Interest income on mortgage-backed securities increased by $302,000 or 5.6% to $5.7 million in fiscal 2002 from $5.4 million in fiscal 2001. The average balance of mortgage-backed securities held, including mortgage-backed securities available-for-sale, increased from $84.4 million in fiscal 2001 to $103.7 million in fiscal 2002. The yield earned on these securities, however, decreased in fiscal 2002. The yield earned on mortgage-backed securities is affected, to some degree, by the repayment rate of loans underlying the securities. Premiums or discounts on the securities, if any, are amortized to interest income over the life of the securities using the level yield method. During periods of falling interest rates, repayments of the loans underlying the securities generally increase, which shortens the average life of the securities and accelerates the amortization of the premium or discount. Falling rates, however, also tend to increase the market value of the securities. A rising rate environment generally causes a reduced level of loan repayments and a corresponding decrease in premium/discount amortization rates. Rising rates generally decrease the market value of the securities.

Interest income on mortgage-backed securities decreased by $671,000 or 11.0% to $5.4 million in fiscal 2001 from $6.1 million in fiscal 2000. The average balance of mortgage-backed securities held, including mortgage-backed securities available-for-sale, decreased from $90.2 million in fiscal 2000 to $84.4 million in fiscal 2001. The yield earned on these securities also decreased in fiscal 2001.

Interest Income on Investments

Interest income on investments (including those available-for-sale), which includes interest-earning deposits with other institutions and FHLB stock, was $6.7 million in fiscal 2002, unchanged from fiscal 2001. The fiscal 2002 results reflect an increase in the average balance of such investments to $134.9 million in fiscal 2002 as compared to $110.3 million in fiscal 2001, partially offset by a decrease in the average tax-equivalent yield earned in fiscal 2002 as compared to fiscal 2001.

Interest income on investments increased to $6.7 million in fiscal 2001. It was $6.2 million in fiscal 2000. The fiscal 2001 results reflect an increase in the average balance of such investments to $110.3 million in fiscal 2001 as compared to $97.1 million in fiscal 2000, partially offset by a decrease in the average tax-equivalent yield earned in fiscal 2001 as compared to fiscal 2000.

Interest Expense on Savings Deposits

Interest on deposits decreased $2.3 million or 18.2% to $10.6 million in fiscal 2002 from $12.9 million in fiscal 2001. The decrease reflects a decrease in the average rate paid on deposits in fiscal 2002, as compared to fiscal 2001, partially offset by an increase in the average balance of deposits in fiscal 2002. The fiscal 2002 balances include the approximately $21.0 million in deposits assumed in the Carnegie acquisition.

Interest on deposits increased $2.0 million or 18.2% to $12.9 million in fiscal 2001 from $10.9 million in fiscal 2000. The increase reflects both an increase in the average rate paid on deposits in fiscal 2001, as compared to fiscal 2000, as well as an increase in the average balance of deposits in fiscal 2001. The fiscal 2000 balances include the approximately $14.5 in deposits assumed in the Pennwood acquisition.

Interest Expense on Borrowed Funds

Interest expense on borrowed funds decreased $1.2 million or 9.7% to $11.5 million in fiscal 2002 compared to fiscal 2001. The decrease reflects both a lower level of average borrowing in fiscal 2002, as well as a decrease in the cost of these funds. The Bank continued to use FHLB advances and repurchase agreements as cost effective sources of funding in fiscal 2002. Interest expense on borrowed funds increased $735,000 or 6.1% to $12.7 million in fiscal 2001 compared to fiscal 2000. The increase reflects a higher level of borrowing in fiscal 2001, as well as an increase in the cost of these funds. In addition, the Company's purchase of Pennwood in fiscal 2000 was primarily funded by FHLB advances.

Provision for Loan Losses

The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on a monthly review by management of the following factors:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

The provision for loan losses was $400,000, $475,000, and $470,000 for the fiscal years ended September 30, 2002, 2001, and 2000, respectively. The provisions reflect management's evaluation of the loan portfolio, current economic conditions, and other factors as described above. Based on this evaluation, the allowance has grown from $2.9 million at September 30, 2001 to $3.1 million at September 30, 2002. Loan charge-offs, net of recoveries, were $419,000 in fiscal 2002 compared to $514,000 in fiscal 2001 and $395,000 in fiscal 2000.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that additional provisions for losses will not be required to cover losses which may be realized in the future.

Other Income

Fidelity's non-interest or total other income increased by $419,000 or 18.8% to $2.6 million in fiscal 2002 as compared to fiscal 2001. Other income increased by $352,000 or 18.8% to $2.2 million in fiscal 2001 compared to fiscal 2000.

Included in non-interest income is service fee income on loans and late charges which increased by $100,000 in fiscal 2002 and increased by $76,000 in fiscal 2001 over the respective prior years. The increase in fiscal 2002 is primarily attributable to an increase in late charges on loans and title insurance fees. The increase in fiscal 2001 primarily reflects an increase in late charges on loans and title insurance fees, as well as new fees imposed on line of credit transactions.

Deposit service charges and fee income was $953,000, $658,000, and $643,000 in fiscal 2002, 2001, and 2000, respectively. The increase in fiscal 2002 reflects increased fees related to checking accounts, including return check charges. The increase in fiscal 2001 primarily reflects increased fees related to checking accounts.

The Company recorded net losses of $12,000 and $3,000 in fiscal 2002 and 2000, respectively, and a net gain of $238,000 in fiscal 2001 on the sale of investment and mortgage-backed securities. All sales were made from the available-for-sale category and reflected normal efforts to reposition portions of the portfolio at various times during the years to reflect changing economic conditions, changing market conditions and to carry out asset/liability management strategies. In addition, included in fiscal 2002 results is a loss of $246,000 and included in fiscal 2001 results is a loss of $27,000 resulting from the write-down of investments in equity securities that is considered other than temporary.

Gain on sale of loans was $292,000, $111,000, and $210,000 in fiscal years 2002, 2001, and 2000, respectively. In fiscal 2001, the Company began a program to sell, servicing released, a portion of the fixed-rate, first mortgage residential loans originated. This program is intended to allow the Company to offer competitive market rates on loans, while not retaining in portfolio some loans that may not fit the current asset/liability strategy. In addition, such loans can generally be sold at a profit when a commitment to sell is locked in when the application is taken. In addition, the Company sells a portion of the loans originated under low income housing programs in which it participates in the Pittsburgh area. Also, the Company sells education loans to the Student Loan Marketing Association ("SLMA"). Such sales to SLMA generally result in some gain or loss being realized and are being done to reduce the Bank's position in these loans, which are generally lower yielding and subject to extensive and costly government regulation. The Company does not intend to originate additional education loans for its portfolio, except those that will be serviced by SLMA. Gain on sale of loans related to the low income housing program and to SLMA in fiscal 2002, 2001, and 2000 were $4,000, $6,000, and $8,000, respectively. In fiscal 2000, the Bank also sold its credit card portfolio and recognized a gain on the sale of $202,000.

Other operating income includes miscellaneous sources of income, which consist primarily of automated teller machine fees, fees from the sale of cashiers checks and money orders, and safe deposit box rental income. Such income amounted to $1.0 million, $932,000, and $813,000 in fiscal 2002, 2001, and 2000, respectively. The increase in fiscal 2002 primarily reflects an increase in automated teller machine fees; four automated teller machines were acquired in the Carnegie transaction in February 2002. The increase in fiscal 2001 primarily reflects an increase in automated teller machine fees and fees earned on the sale of non-insured investment products such as mutual funds and annuities, partially offset by a decrease in accident and health insurance fees.

Other Expenses

Operating expenses increased $958,000 or 10.5% to $10.1 million in fiscal 2002 and increased $779,000 or 9.3% to $9.1 million in fiscal 2001, from $8.3 million in fiscal 2000.

Compensation, payroll taxes and fringe benefits, the largest component of operating expenses, increased $714,000 or 13.3% to $6.1 million in fiscal 2002 and $442,000 or 8.9% to $5.4 million in fiscal 2001 over the respective prior years. Factors contributing to the increase in fiscal 2002 were the addition of the Carnegie branch in February 2002, normal salary increases for employees, increases in the cost of health insurance, and increased retirement costs and payroll taxes. Factors contributing to the increase in fiscal 2001 were the inclusion of the Bellevue branch for the entire fiscal year, normal salary increases, and increased retirement costs and payroll taxes.

Office occupancy and equipment expense increased $24,000 or 2.7% to $922,000 in fiscal 2002 and increased $150,000 or 20.0% to $898,000 in fiscal 2001 over the respective prior years. The increase in fiscal 2001 reflects increased property tax expenses, as well as expenses associated with operating an additional branch for the entire fiscal year. The increase in fiscal 2002 primarily reflects an increase in expenses associated with operating an additional branch.

Depreciation and amortization decreased $24,000 or 3.8% to $606,000 in fiscal 2002 and increased $43,000 or 7.3% to $630,000 in fiscal 2001 over the respective prior years. The results in fiscal 2002 reflect depreciation on additions to property being substantially offset by equipment becoming fully depreciated. Fiscal 2001 results primarily reflects the addition of the Bellevue branch.

Premiums for federal deposit insurance were $60,000, $58,000, and $85,000 for the fiscal years 2002, 2001, and 2000, respectively. The decreases in fiscal 2000 and 2001 reflect the lowering of the rate paid by SAIF insured institutions to support the interest payments on the Financing Corporation ("FICO") bonds. The amount of the premiums is based on the average amount of deposits outstanding.

The Bank recorded net losses on real estate owned of $50,000, $19,000 and $32,000 in fiscal years 2002, 2001 and 2000, respectively. The results reflect the costs associated with the holding and disposition of properties during the periods. At September 30, 2002, the Bank had five single family and two commercial real estate properties classified as real estate owned.

Intangible amortization was $163,000, $125,000 and $21,000 in fiscal years 2002, 2001 and 2000, respectively. The results reflect the amortization of the intangibles generated by the acquisition of Pennwood in July 2000 and Carnegie in February 2002, on an accelerated basis, over ten years.

Other operating expenses, which consist primarily of check processing costs, advertising, bank service charges, supervisory examination and assessment fees, legal and other administrative expenses, amounted to $2.2 million in fiscal 2002, $2.0 million in fiscal 2001, and $1.9 million in fiscal 2000. Significant variations in fiscal 2001, compared to fiscal 2000, include increases in bank service charges, legal and audit fees and stationery and supplies expense, partially offset by decreases in advertising and consulting fees. Significant variations in fiscal 2002, compared to fiscal 2001, include increases in bank service charges, checking account charge-offs, legal and audit fees, and consulting fees.

Income Taxes

The Company generated taxable income and, as a consequence, recorded tax provisions of $1.3 million, $983,000, and $1.5 million for fiscal 2002, 2001, and 2000, respectively. These changes reflect the difference in the Bank's profitability for the periods as well as differences in the effective tax rate, which was 22.4%, 21.4%, and 26.4% for fiscal 2002, 2001, and 2000, respectively.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's single most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company's estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in the discussion on "Provision for Loan Losses" on page 44 herein.

Recent Accounting and Legislative Developments

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual value, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Upon adoption, the Company expects to no longer amortize goodwill, but will test goodwill for impairment prospectively.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," however, it retains many of the fundamental provisions of that Statement. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the financial condition or results of operations of the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Management has not determined the impact of applying these provisions. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. These provisions had no impact on the Company's financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which provides interpretative guidance on the application of the purchase method to acquisitions of financial institutions. The provisions of SFAS No. 147 are effective October 1, 2002. Management believes the adoption of SFAS No. 147 will have no impact on the Company's financial statements.

STOCK INFORMATION

The following table sets forth the fiscal 2002, 2001 and 2000 high and low prices as reported on the NASDAQ National Market System and the dividends declared per common share. Amounts shown have been adjusted to reflect the 10% stock dividend paid in November 2000 and May 2002.

	Stock Price		Dividends	
Quarter Ended:	High	Low	Cash	Stock
September 30, 2002	$18.70	$17.90	$.12	—
June 30, 2002	19.24	17.52	.109	10%
March 31, 2002	18.09	14.73	.109	—
December 31, 2001	15.91	13.55	.109	—
September 30, 2001	$15.45	$13.64	$.091	—
June 30, 2001	14.55	12.38	.091	—
March 31, 2001	13.75	10.11	.091	—
December 31, 2000	11.16	9.55	.082	10%
September 30, 2000	$11.47	$ 9.71	$.083	—
June 30, 2000	10.23	9.60	.083	—
March 31, 2000	11.16	10.13	.083	—
December 31, 1999	13.06	9.09	.083	—

As of September 30, 2002, Fidelity Bancorp, Inc. had 2,321,276 shares of stock outstanding and approximately 800 stockholders, including beneficial owners whose stock is held in nominee name.

Common Stock Market Makers

NASDAQ National Market:
Common Stock
Symbol FSBI

Market Makers

Legg Mason Wood Walker, Inc. (LEGG)
2500 CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222 — (800) 346-5075

Parker/Hunter, Inc. (PKHT)
600 Grant Street, 31st Floor
Pittsburgh, Pennsylvania 15219 — (800) 441-1514

Ryan, Beck & Co. (RYAN)
80 Main Street
West Orange, New Jersey 07039 — (800) 395-7926

Spear, Leeds & Kellogg (SLKC)
120 Broadway
New York, New York 10271 — (800) 221-8510

Moors & Cabot, Inc. (MCBT)
111 Devonshire Street
Boston, MA 02109 — (800) 426-0501

CORPORATE INFORMATION

ANNUAL MEETING The annual meeting of the stockholders will be held at 5:00 p.m., on February 11, 2003 at the Perrysville Office of the Bank at 1009 Perry Highway, Pittsburgh, Pennsylvania. Stockholders are encouraged to attend.

ANNUAL REPORT ON FORM 10-K A copy of Fidelity Bancorp, Inc.'s Annual Report on Form 10-K is available without charge to stockholders upon written request. Requests should be addressed to Investor Relations at the Company's headquarters. Also, periodic reporting documents filed with the Securities and Exchange Commission can be found on the Company's website: **www.fidelitybancorp-pa.com**

INVESTOR RELATIONS Analysts, investors, stockholders and others seeking financial information are asked to contact Annie G. McGrath, Corporate Secretary, at the Company's headquarters. Requests for all other information should be addressed to Investor Relations at the Company's headquarters.

STOCK TRANSFER/ADDRESS CHANGES The Transfer Agent and Registrar of Fidelity Bancorp, Inc. is Registrar and Transfer Company. Questions regarding transfer of stock, address changes or lost certificates should be directed to Investor Relations at the Company's headquarters or to the transfer agent, Registrar and Transfer Company.

DIVIDEND REINVESTMENT PLAN INFORMATION The Fidelity Bancorp, Inc. Dividend Reinvestment Plan enables shareholders of common stock to reinvest quarterly dividends for the purchase of additional shares. Registered holders who enroll in this plan may also make optional cash purchases of additional shares of stock conveniently and without paying brokerage commissions or service charges. A brochure describing the plan and an application to participate may be obtained from Investor Relations.

Investor Relations

Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3139

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 866-1340

Dividend Reinvestment Plan Information

Investor Relations
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3139

Financial Information

Lisa L. Griffith, CPA
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3180

Annual Report on Form 10-K

Investor Relations
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3139
or
www.fidelitybancorp-pa.com

CORPORATE HEADQUARTERS

1009 Perry Highway, Pittsburgh, Pennsylvania 15237 • (412) 367-3300
FAX (412) 364-6504 • E-Mail: IR@fidelitybancorp-pa.com

BOARD OF DIRECTORS

J. ROBERT GALES
President
J.R. Gales & Associates

ROBERT F. KASTELIC
Retired President
X-Mark/CDT

OLIVER D. KEEFER
Owner
Ralph E. Lane, P.C.

CHARLES E. NETTROUR
President
Martin & Nettrour, Inc.
Retirement Designs Unlimited, Inc.

RICHARD G. SPENCER, CPA
President
Chief Operating Officer

JOANNE ROSS WILDER
Attorney
Wilder & Mahood, P.C.

WILLIAM L. WINDISCH
Chairman
Chief Executive Officer

OFFICERS

WILLIAM L. WINDISCH
Chairman
Chief Executive Officer

RICHARD G. SPENCER, CPA
President
Chief Operating Officer

MICHAEL A. MOONEY
Executive Vice President

LISA L. GRIFFITH, CPA
Vice President
Chief Financial Officer
Treasurer

ANNIE G. MCGRATH
Corporate Secretary

RICHARD L. BARRON
Assistant Secretary

Special Counsel

MALIZIA SPIDI & FISCH, PC
1100 New York Avenue, Suite 340 West
Washington, DC 20005

Independent Auditors

KPMG LLP
One Mellon Center
Pittsburgh, Pennsylvania 15219

BANK HEADQUARTERS

1009 Perry Highway, Pittsburgh, Pennsylvania 15237 • (412) 367-3300
FAX (412) 364-6504 • E-Mail: IR@fidelitybank-pa.com

BOARD OF DIRECTORS

J. ROBERT GALES
President
J.R. Gales & Associates

ROBERT F. KASTELIC
Retired President
X-Mark/CDT

OLIVER D. KEEFER
Owner
Ralph E. Lane, P.C.

CHARLES E. NETTROUR
President
Martin & Nettrour, Inc.
Retirement Designs Unlimited, Inc.

RICHARD G. SPENCER, CPA
President
Chief Operating Officer

JOANNE ROSS WILDER
Attorney
Wilder & Mahood, P.C.

WILLIAM L. WINDISCH
Chairman
Chief Executive Officer

JAMES E. SHEPARD
Director Emeritus
Retired President
Power Equipment Company

OFFICERS

WILLIAM L. WINDISCH
Chairman
Chief Executive Officer

RICHARD G. SPENCER, CPA
President
Chief Operating Officer

MICHAEL A. MOONEY
Executive Vice President
Chief Lending Officer

ANNIE G. MCGRATH
Corporate Secretary

RICHARD L. BARRON
Senior Vice President
Human Resources
Assistant Secretary

SANDRA L. LEE
Senior Vice President
Operations

ANTHONY F. ROCCO
Senior Vice President
Community Banking

LISA L. GRIFFITH, CPA
Vice President
Chief Financial Officer
Treasurer

LEONARD T. CONLEY
Vice President
Residential Lending

LYNNE A. MANSKI
Vice President
Marketing

LINDA D. METZMAIER
Vice President
Internal Audit/Compliance

ANTHONY J. PARAVATI
Vice President
Commercial Loan Officer

DENNIS PODRAT
Vice President
Commercial Loan Officer

KENNETH J. BARKOVICH
Assistant Vice President
Branch Manager

KAREN W. CARTWRIGHT
Assistant Vice President
Financial Consultant/
Registered Principal

LISA D. DILLON
Assistant Vice President
Branch Manager

CHRISTINE J. HOFFMAN
Assistant Vice President
Operations

NEAL H. JACKSON
Assistant Vice President
Branch Manager

MARK A. KAPPELER
Assistant Vice President
Consumer Lending

DONNA M. TILL
Assistant Vice President
Branch Manager

BERNARD T. UHRINEK
Assistant Vice President
Data Processing

ERIC M. WOLFE
Assistant Vice President
Network Administration

MARCIA RIMER WOOD
Assistant Vice President
Branch Manager

LINDA M. YON
Assistant Vice President
Branch Manager

ALLISON PARK
1701 Duncan Avenue
Duncan Manor Shopping Plaza
Allison Park, Pennsylvania 15101
412-366-1200

BELLEVUE
683 Lincoln Avenue
Pittsburgh, Pennsylvania 15202
412-761-1234

BLOOMFIELD
4719 Liberty Avenue
Pittsburgh, Pennsylvania 15224
412-682-0311

BRIGHTON ROAD
3300 Brighton Road
Pittsburgh, Pennsylvania 15212
412-734-2675

CARNEGIE
17 West Main Street
Carnegie, Pennsylvania 15106
412-276-1266

MT. LEBANON
312 Beverly Road
Pittsburgh, Pennsylvania 15216
412-571-1333

MT. LEBANON
728 Washington Road
Pittsburgh, Pennsylvania 15228
412-561-2470

NORTHWAY
6000 Babcock Boulevard
Pittsburgh, Pennsylvania 15237
412-367-9010

PERRYSVILLE
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
412-364-3200

STRIP DISTRICT
2034 Penn Avenue
Pittsburgh, Pennsylvania 15222
412-402-1000

ZELIENOPLE
251 S. Main Street
Zelienople, Pennsylvania 16063
724-452-6655

FIDELITY BANK

1009 PERRY HIGHWAY

PITTSBURGH, PENNSYLVANIA 15237